SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 14, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-	☐	Form 40-F-	☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:	☐	No:	☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .)
Enclosed:
Third quarter Financial Statements, Notes and Management’s Discussion & Analysis to September 30, 2006
CFO Certification
CEO Certification
Press release.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 14, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

THIRD QUARTER REPORT
SEPTEMBER 30, 2006
(Prepared in accordance with United States of America
generally accepted accounting principles)

TABLE OF CONTENTS
ITEM 1. Financial Statements
Unaudited Consolidated Balance Sheets at September 30, 2006 and December 31, 2005
Unaudited Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2006 and 2005
Unaudited Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2006
Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2006 and 2005
Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
	2006	2005
(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$131,568	$101,681
Accounts receivable	19,606	33,350
Inventories	4,807	3,547
Prepaid expenses	8,085	6,353
Other current assets	286	3,286

TOTAL CURRENT ASSETS	164,352	148,217

INVESTMENT IN JOINT VENTURE (Note 3)	150,825	139,874
LONG-TERM INVESTMENTS (Note 4)	27,377	18,417
PROPERTY, PLANT AND EQUIPMENT	96,016	85,706
DEFERRED INCOME TAXES	61	171
OTHER ASSETS	4,221	4,394

TOTAL ASSETS	$442,852	$396,779

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$24,039	$20,594

TOTAL CURRENT LIABILITIES	24,039	20,594

LOANS PAYABLE TO RELATED PARTIES (Note 5)	5,088	5,088
DEFERRED INCOME TAXES	323	315
ASSET RETIREMENT OBLIGATIONS	6,285	6,231

TOTAL LIABILITIES	35,735	32,228

MINORITY INTERESTS (Note 6)	—	8,928

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
335,660,037 (2005 - 315,900,668) common shares	1,159,741	994,442
ADDITIONAL PAID-IN CAPITAL	44,113	25,174
ACCUMULATED OTHER COMPREHENSIVE INCOME	3,902	6,711
DEFICIT	(800,639)	(670,704)

TOTAL SHAREHOLDERS’ EQUITY	407,117	355,623

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$442,852	$396,779

APPROVED BY THE BOARD:

/s/ John Weatherall Director	/s/ Kjeld Thygesen Director
The accompanying notes are an integral part of these consolidated interim financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
(Unaudited)
OPERATING EXPENSES
Exploration	$(65,111)	$(28,884)	$(131,962)	$(87,119)
General and administrative	(9,094)	(7,263)	(29,912)	(17,975)
Accretion	(103)	(89)	(307)	(266)
Depreciation	(1,098)	(485)	(3,241)	(1,704)
Mining property care and maintenance	(1,091)	(481)	(2,791)	(2,232)

OPERATING LOSS	(76,497)	(37,202)	(168,213)	(109,296)

OTHER INCOME (EXPENSES)
Share of income from joint venture (Note 3)	8,991	7,965	11,047	23,477
Interest income	1,653	1,293	4,343	2,556
Foreign exchange (losses) gains	(371)	7,111	4,148	8,234
Share of loss of significantly influenced investees	(673)	(383)	(673)	(1,004)
Dilution gain on investment in significantly influenced investee	72	—	72	—
Gain on sale of other mineral property rights	—	—	2,724	—
Gain on sale of long-term investments	—	—	—	115
Write-down of carrying value of long-term investment (Note 4 (c))	(1,000)	—	(1,000)	(1,438)

LOSS BEFORE TAXES AND OTHER ITEMS	(67,825)	(21,216)	(147,552)	(77,356)
Provision for income taxes	(159)	(82)	(609)	(212)
Minority interests (Note 6)	25	657	3,369	1,658

NET LOSS FROM CONTINUING OPERATIONS	(67,959)	(20,641)	(144,792)	(75,910)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 2)	1,514	6,378	14,857	27,992

NET LOSS	$(66,445)	$(14,263)	$(129,935)	$(47,918)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$(0.20)	$(0.07)	$(0.44)	$(0.25)
DISCONTINUED OPERATIONS	0.00	0.02	0.04	0.09

	$(0.20)	$(0.05)	$(0.40)	$(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	335,336	314,011	327,326	302,006

The accompanying notes are an integral part of these consolidated interim financial statements

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

				Accumulated
	Share Capital		Additional	Other
	Number		Paid-In	Comprehensive
	of Shares	Amount	Capital	Income	Deficit	Total
Balances, December 31, 2005	315,900,668	$994,442	$25,174	$6,711	$(670,704)	$355,623
Net loss	—	—	—	—	(129,935)	(129,935)
Other comprehensive loss (unrealized loss on available-for-sale securities) (Note 4)	—	—	—	(2,809)	—	(2,809)

Comprehensive loss						(132,744)

Shares issued for:
Private placement, net of issue costs of $8,162	18,400,000	158,993	—	—	—	158,993
Exercise of stock options	1,327,493	6,089	(2,031)	—	—	4,058
Bonus shares	16,666	97	—	—	—	97
Share purchase plan	15,210	120	—	—	—	120
Dilution gain on issuance of shares by a subsidiary	—	—	4,439	—	—	4,439
Stock compensation charged to operations	—	—	16,531	—	—	16,531

Balances, September 30, 2006	335,660,037	$1,159,741	$44,113	$3,902	$(800,639)	$407,117

The accompanying notes are an integral part of these consolidated interim financial statement

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
(Unaudited)
OPERATING ACTIVITIES
Net loss	$(66,445)	$(14,263)	$(129,935)	$(47,918)
Items not involving use of cash
Depreciation	1,098	485	3,241	1,704
Stock-based compensation	2,924	2,050	16,531	5,739
Bonus shares	97	—	97	—
Accretion expense	103	89	307	266
Unrealized foreign exchange losses (gains)	377	(7,003)	(3,805)	(8,262)
Share of income from joint venture, net of cash distribution	(8,991)	(7,965)	(11,047)	(13,477)
Share of loss of significantly influenced investees	673	383	673	1,004
Dilution gain on investment in significantly influenced investee	(72)	—	(72)	—
Net income and gain on sale from discontinued operations	(1,514)	(6,378)	(14,857)	(27,992)
Gain on sale of long-term investments	—	—	—	(115)
Write-down of carrying value of long-term investments	1,000	—	1,000	1,438
Gain on sale of other mineral property rights	—	—	(2,724)	—
Deferred income taxes	56	(8)	118	(17)
Minority interests	(25)	(657)	(3,369)	(1,658)
Net change in non-cash operating working capital items (Note 8 (b))	3,752	(9,280)	(7,967)	(9,844)

Cash used in operating activities of continuing operations	(66,967)	(42,547)	(151,809)	(99,132)
Cash provided by operating activities of discontinued operations	—	—	—	2,592

Cash used in operating activities	(66,967)	(42,547)	(151,809)	(96,540)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	34,674	15,000
Purchase of long-term investments	(500)	(2,199)	(2,451)	(6,309)
Proceeds from sale of other mineral property rights	—	—	2,724	—
Proceeds from sale of long-term investments	—	—	—	4,539
Cash reduction on commencement of equity accounting (Note 4 (a))	(4,202)	—	(4,202)	—
Expenditures on property, plant and equipment	(7,823)	(13,140)	(26,559)	(22,000)
Proceeds from (expenditures on) other assets	140	(660)	217	(1,898)
Other	5	—	95	(2,078)

Cash (used in) provided by investing activities of continuing operations	(12,380)	(15,999)	4,498	(12,746)
Cash used in investing activities of discontinued operations	—	—	—	(502)

Cash (used in) provided by investing activities	(12,380)	(15,999)	4,498	(13,248)

FINANCING ACTIVITIES
Issue of share capital	630	328	163,171	121,609
Minority interests’ investment in subsidiaries	8,884	1,000	10,309	1,000

Cash provided by financing activities of continuing operations	9,514	1,328	173,480	122,609
Cash used in financing activities of discontinued operations	—	—	—	(37)

Cash provided by financing activities	9,514	1,328	173,480	122,572

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(381)	6,987	3,718	8,280

NET CASH INFLOW	(70,214)	(50,231)	29,887	21,064
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	201,782	183,773	101,681	112,478

CASH AND CASH EQUIVALENTS, END OF PERIOD	$131,568	$133,542	$131,568	$133,542

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$43,912	$21,374	$43,912	$21,374
Short-term money market instruments	87,656	112,168	87,656	112,168

	$131,568	$133,542	$131,568	$133,542

Supplementary cash flow information (Note 8)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2005, except that on January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. The adoption of SFAS No. 123 (R) did not have an impact on the Company’s consolidated financial position and results of operations (Note 7). In the case of Ivanhoe Mines Ltd. (the “Company”), U.S. GAAP differs in certain respects from accounting principles generally accepted in Canada (“Canadian GAAP”) as explained in Note 9.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2006 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2006, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency and “$” to United States currency.

(b)	Principles of consolidation

For purposes of these consolidated financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

Jinshan Gold Mines Inc. (“Jinshan”) ceased being a subsidiary of the Company in August 2006. From September 1, 2006 it has been accounted for as an equity investment (Note 4 (a)).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (SFAS 155). This Statement amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement will be effective for financial instruments acquired or issued by the Company after the beginning of its 2007 fiscal year. The Company expects that the adoption of this Statement will not have a material effect on its financial condition or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (SFAS 156). This Statement provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. SFAS 156 is effective after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company expects that the adoption of this Statement will have no impact on its financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits companies to record the cumulative effect of initially applying this approach in the first fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
2.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines disposed of the Savage River Iron Ore Project (the “Project”).

Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on the annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

To date, Ivanhoe Mines has received $49.7 million in proceeds from the sale of the Project. The first initial payment of $15.0 million was received in 2005 and the second initial payment of $6.5 million was received in January 2006. In March 2006, Ivanhoe Mines received its first contingent annual payment of $28.0 million with an additional $0.2 million adjustment received in April 2006. This $28.2 million payment included $7.9 million in contingent income which was recognized in the first quarter of 2006 for tonnes sold during the quarter.

At September 30, 2006, Ivanhoe Mines has accrued $6.9 million as receivable in relation to the tonnes of iron ore sold during the six month period ended September 30, 2006. This amount will form part of the second contingent annual payment to be received in March 2007.

The following table presents summarized financial information related to discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005 (1)
Revenue	$—	$—	$—	$18,031
Cost of operations	—	—	—	(11,965)
General and administrative	—	—	—	(195)
Interest expense	—	—	—	(203)

OPERATING PROFIT	—	—	—	5,668

OTHER INCOME (EXPENSES)	—	—	—
Interest income	—	—	—	16
Foreign exchange losses	—	—	—	(285)

INCOME BEFORE TAXES	—	—	—	5,399
Recovery of income taxes	—	—	—	7

NET INCOME	—	—	—	5,406
Contingent income	1,514	6,378	14,857	12,319
Gain on sale of Savage River Project	—	—	—	10,267

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$1,514	$6,378	$14,857	$27,992

(1)	Net income for the nine month period ended September 30, 2005, includes only two months of results for the Project as it was sold on February 28, 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3.	INVESTMENT IN JOINT VENTURE

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

During 2006 there have been developments regarding certain circumstances that were reported in the Company’s 2005 annual consolidated financial statements.
•	In Myanmar, all air and sea imports and exports require prior approval from the Myanmar Trade Council. During the third quarter, JVCo obtained the necessary import permits from the Trade Council for its previously ordered mining equipment. The equipment arrived at the minesite at the beginning of August 2006 and was commissioned in September 2006.

•	During the third quarter, JVCo paid $8.7 million (net $4.4 million to Ivanhoe Mines) in commercial tax on export sales to the Myanmar tax authorities for tax claimed retroactively for the period April 2004 to March 31, 2005. Previously, in the second quarter, JVCo paid $8.1 million (net $4.0 million to Ivanhoe Mines) in commercial tax for the period January 1, 2003 to March 31, 2004. Both these amounts had been previously accrued.

At September 30, 2006, JVCo’s accounts payable balance included $17.3 million (net $8.6 million to Ivanhoe Mines) in commercial tax for the period April 1, 2005 to September 30, 2006. JVCo believes that the tax provisions in the S&K mine joint venture agreement clearly exempt the mine’s copper exports from all tax of a commercial tax nature. In September 2006, JVCo received an unfavourable ruling from the tax authorities on its appeal regarding the application of this tax for the 2003/2004 tax year. In October 2006, JVCo filed a second appeal with the tax authorities for the 2003/2004 tax year and filed a first appeal regarding the application of tax on the 2004/2005 year.

•	During the second quarter, JVCo increased its provision for income tax for the 2005 and 2006 tax years, which cover the period from April 1, 2004 to September 30, 2006. JVCo had filed its 2003 and 2004 returns on the basis that it would receive a 50% exemption on the 30% corporate tax rate; however, this did not occur. This ruling by the tax authorities is being appealed. Notwithstanding the appeal, JVCo has increased its accrued income tax payable to reflect this potentially increased tax rate.

During the third quarter, JVCo remitted the previously accrued, $16.6 million (net $8.3 million to Ivanhoe Mines) in income tax for 2004/2005 tax year. At September 2006, JVCo’s accounts payable balance included $31.8 million (net $15.9 million to Ivanhoe Mines) in income tax for the period April 2005 to September 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3.	INVESTMENT IN JOINT VENTURE(Continued)

The following tables summarize Ivanhoe Mines’ 50% share of the financial position of JVCo as at September 30, 2006 and December 31, 2005 and its share of the results of operations and cash flows for the three and nine month periods ended September 30, 2006 and 2005.

	September 30,	December 31,
	2006	2005
Cash and cash equivalents	$42,819	$22,843
Accounts receivable	3,451	11,364
Inventories	16,429	16,754
Prepaid expenses	2,955	1,558
Property, plant and equipment	147,069	128,405
Deferred income tax assets	610	432
Other assets	1,569	1,585
Accounts payable and accrued liabilities	(29,730)	(14,784)
Deferred income tax liabilities	(28,700)	(11,321)
Other liabilities	(5,647)	(16,962)

SHARE OF NET ASSETS OF JOINT VENTURE	$150,825	$139,874

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenue (1)	$18,858	$15,439	$43,941	$46,197
Cost of operations	(3,647)	(4,633)	(11,988)	(12,716)
Depreciation and depletion	(950)	(1,401)	(3,308)	(4,357)
General and administrative	(122)	(110)	(202)	(321)
Interest expense	(75)	(129)	(226)	(421)

OPERATING PROFIT	14,064	9,166	28,217	28,382
Interest income	236	65	682	229
Foreign exchange (losses) gains	(601)	97	(620)	(38)

INCOME BEFORE TAXES	13,699	9,328	28,279	28,573
Provision for income taxes	(4,708)	(1,363)	(17,232)	(5,096)

SHARE OF INCOME FROM JOINT VENTURE	$8,991	$7,965	$11,047	$23,477

(1)	- 2006 revenue is net of commercial tax.

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Cash flows
From operating activities	$3,577	$10,283	$32,837	$19,270
For investing activities	(2,904)	(2,586)	(12,861)	(4,561)
For financing activities	—	(3,750)	—	(7,500)

	$673	$3,947	$19,976	$7,209

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
4.	LONG-TERM INVESTMENTS

	September 30, 2006				December 31, 2005
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investments in company subject to significant influence:
Jinshan Gold Mines Inc. (a)	48.6%	$10,318	N/a	$10,318	N/a	N/a	N/a	N/a

Investments “available-for-sale”:
Intec Ltd.	10.1%	$1,446	$3,804	$5,250	12.5%	$1,446	$1,331	$2,777
Entrée Gold Inc.	14.8%	10,157	(76)	10,081	15.0%	10,157	5,380	15,537
Asia Now Resources Corp.	2.0%	103	174	277	3.1%	103	—	103
Redox Diamonds Ltd. (b)	14.6%	1,451	—	1,451	—	—	—	—
Wind Energy Group Inc. (c)	22.1%	—	—	—	—	—	—	—

		$13,157	$3,902	$17,059		$11,706	$6,711	$18,417

		$23,475	$3,902	$27,377		$11,706	$6,711	$18,417

(a)	On August 31, 2006, Jinshan completed a private placement which diluted Ivanhoe Mines’ investment in Jinshan to 48.9%. As a result of this transaction, Ivanhoe Mines ceased consolidating Jinshan on August 31, 2006 and commenced equity accounting for its investment. During September 2006, Ivanhoe Mines recorded a $0.7 million equity loss on this investment.

(b)	During the three month period ended June 30, 2006, Ivanhoe Mines purchased 8.3 million units of Redox Diamonds Ltd. (“Redox”) at a cost of $1.5 million. Each unit consists of one Redox common share and one Redox share option exercisable until April 2008 to purchase an additional Redox common share at a price ranging from Cdn$0.30 to Cdn$0.35.

(c)	During the nine month period ended September 30, 2006, Ivanhoe Mines purchased 1.0 million common shares of Wind Energy Group Inc. (“Wind Energy”), in two $0.5 million tranches, at a cost of $1.0 million. In September 2006, Ivanhoe Mines recorded an impairment provision of $1.0 million against this investment based on an assessment of the underlying book value of Wind Energy’s net assets.
5.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. At September 30, 2006, proceeds received from the sale of the Project totaled $49.7 million (Note 2).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
6.	MINORITY INTERESTS

At September 30, 2006, there were minority interests in the Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned) and Asia Gold Corp (“Asia Gold”) (Canada) (45% owned). Jinshan ceased being consolidated on August 31, 2006 (Note 4 (a)).

Currently, losses applicable to the minority interest in the BMV and Asia Gold are being allocated to Ivanhoe Mines since those losses exceed the minority interest in the net assets of the BMV and Asia Gold.

	Minority Interests
	Asia Gold	Jinshan	BMV	Total
Balances, December 31, 2005	$1,581	$7,347	$—	$8,928

Minority interests’ share of loss	(2,063)	(1,306)	—	(3,369)
Increase in minority interest arising from share issuances by subsidiary	482	5,388	—	5,870
Commencement of equity accounting for investment in Jinshan	—	(11,429)	—	(11,429)

Balance, September 30, 2006	$—	$—	$—	$—

7.	SHARE CAPITAL
(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”). This plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.

Under SFAS No. 123 (R), the value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post- vesting employment termination behavior. Expected volatility is based on the historical volatility of our stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, our recorded stock-based compensation expense could have been materially different from that reported.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7. SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

During the three and nine months ended September 30, 2006, 400,000 and 8,419,000 stock options were granted, respectively (2005: 225,000 and 975,000). The weighted average grant-date fair value of the stock options granted during the three and nine months ended September 30, 2006 was Cdn$2.55 and Cdn$4.33, respectively (2005: Cdn$4.87 and Cdn$4.97). The fair value of these options was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Risk-free interest rate	4.06%	3.65%	4.12%	3.72%
Expected life	2.8 years	5 years	3.3 years	5.0 years
Expected volatility	50%	60%	50%	61%
Expected dividends	$Nil	$Nil	$Nil	$Nil
A summary of stock option activity and information concerning options available for grant under the Company’s Equity Incentive Plan, options outstanding, and exercisable options at September 30, 2006 is as follows:

	Options Outstanding
	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price
			(Expressed in
			Canadian dollars)

Balances, December 31, 2005	8,305,936	7,416,700	$7.27
Increase in amount authorized	3,000,000	—	—
Options granted	(8,419,000)	8,419,000	9.37
Options exercised	—	(1,354,100)	3.61
Options cancelled	97,600	(97,600)	7.76
Shares issued under bonus plan	(16,666)	—	—
Shares issued under share purchase plan	(15,210)	—	—

Balances, September 30, 2006	2,952,660	14,384,000	$8.84

At September 30, 2006, the U.S. dollar equivalent of the weighted average exercise price was $7.91.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7. SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

The following table summarizes information about stock options outstanding at September 30, 2006:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise Price	Number	Exercise Price
Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
(Expressed in			(Expressed in		(Expressed in
Canadian			Canadian		Canadian
dollars)			dollars)		dollars)
$2.31 to $3.50	934,100	1.23	$3.19	777,200	$3.17
$3.51 to $6.75	293,500	1.92	6.75	237,500	6.75
$6.76 to $7.69	1,591,400	3.55	7.24	561,066	7.30
$7.70 to $8.20	2,050,000	5.69	7.90	1,018,000	7.87
$8.21 to $8.99	1,090,000	3.32	8.64	485,000	8.62
$9.00 to $10.51	7,120,000	6.27	9.72	1,803,500	9.70
$10.52 to $12.70	1,305,000	6.51	12.20	780,500	12.62

	14,384,000	5.27	$8.84	5,662,766	$8.42

As at September 30, 2006, there was $25.3 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.71 years.

(b)	Share Purchase Warrants

At September 30, 2006, the Company had 5,760,000 share purchase warrants outstanding that were issued in 2004. These warrants entitle the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
8. SUPPLEMENTARY CASH FLOW INFORMATION
     (a)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Income taxes paid	12	183	399	277
     (b) Net change in non-cash operating working capital items:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

(Increase) decrease in:
Accounts receivable	$(7,116)	$(1,403)	$(11,685)	$(1,929)
Inventories	1,298	680	(1,260)	627
Prepaid expenses	(4,791)	(890)	(2,169)	(1,296)
Other current assets	—	—	3,000	—
Increase (decrease) in:
Accounts payable and accrued liabilities	14,361	(7,667)	4,147	(7,246)

	$3,752	$(9,280)	$(7,967)	$(9,844)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As indicated in Note 1, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

Consolidated Balance Sheets

	September 30,	December 31,
	2006	2005
Total assets in accordance with U.S. GAAP	$442,852	$396,779
Reverse equity accounting for investment in joint venture (a)	64,077	43,067
Reversal of amortization of other mineral property interests (b)	6,329	6,329
Adjustment to carrying value of long-term investments (c)	—	(6,711)

Total assets in accordance with Canadian GAAP	$513,258	$439,464

Total liabilities in accordance with U.S. GAAP	$35,735	$32,228
Reverse equity accounting for investment in joint venture (a)	64,077	43,067
Income tax effect of U.S. GAAP adjustments for:
Reversal of amortization of other mineral property interests (b)	882	882

Total liabilities in accordance with Canadian GAAP	$100,694	$76,177

Total minority interests in accordance with U.S. and Canadian GAAP	$—	$8,928

Total shareholders’ equity in accordance with U.S. GAAP	$407,117	$355,623
Decrease in the deficit for:
Reversal of amortization of other mineral property interests (b)	5,447	5,447
Other comprehensive income (c)	—	(6,711)

Total shareholders’ equity in accordance with Canadian GAAP	$412,564	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Consolidated Statements of Operations (in thousands, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Net (loss) from continuing operations in accordance with U.S. GAAP	$(67,959)	$(20,641)	$(144,792)	$(75,910)
Dilution gain on issuance of shares by a subsidiary (d)	3,954	473	4,439	473

Net (loss) from continuing operations in accordance with Canadian GAAP	$(64,005)	$(20,168)	$(140,353)	$(75,437)

Net income from discontinued operations in accordance with U.S. GAAP	$1,514	$6,378	$14,857	$27,992
Gain on sale of Savage River Project (e)	—	(3,483)	—	(19,691)

Net income from discontinued operations in accordance with Canadian GAAP	$1,514	$2,895	$14,857	$8,301

Net (loss) in accordance with Canadian GAAP	$(62,491)	$(17,273)	$(125,496)	$(67,136)

Weighted-average number of shares outstanding under Canadian GAAP (in thousands)	335,336	314,011	327,326	302,006

Basic and diluted (loss) earnings per share in accordance with Canadian GAAP from:
Continuing operations	$(0.19)	$(0.06)	$(0.43)	$(0.25)
Discontinued operations	—	0.01	0.05	0.03

	$(0.19)	$(0.05)	$(0.38)	$(0.22)

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	September 30,	December 31,
	2006	2005
Share capital	$1,164,671	$999,372
Additional paid-in capital	32,452	17,952
Accumulated other comprehensive income (c)	3,902	—
Deficit	(788,461)	(662,965)

	$412,564	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash used in operating activities in accordance with U.S. GAAP	$(66,967)	$(42,547)	$(151,809)	$(96,540)
Reverse equity accounting for investment in joint venture (a)	3,577	10,283	32,837	19,270

Cash used in operating activities in accordance with Canadian GAAP	(63,390)	(32,264)	(118,972)	(77,270)

Cash (used in) provided by investing activities in accordance with U.S. GAAP	(12,380)	(15,999)	4,498	(13,248)
Reverse equity accounting for investment in joint venture (a)	(2,904)	(2,586)	(12,861)	(4,561)

Cash used in investing activities in accordance with Canadian GAAP	(15,284)	(18,585)	(8,363)	(17,809)

Cash provided by financing activities in accordance with U.S. GAAP	9,514	1,328	173,480	122,572
Reverse equity accounting for investment in joint venture (a)	—	(3,750)	—	(7,500)

Cash provided by (used in) financing activities in accordance with Canadian GAAP	9,514	(2,422)	173,480	115,072

Effect of exchange rate changes on cash	(381)	6,987	3,718	8,280

Net cash inflow (outflow) in accordance with Canadian GAAP	(69,541)	(46,284)	49,863	28,273
Cash, beginning of period in accordance with Canadian GAAP	243,928	197,134	124,524	122,577

Cash, end of period in accordance with Canadian GAAP	$174,387	$150,850	$174,387	$150,850

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(a)	Investment in Joint Venture

Under U.S. GAAP, Ivanhoe Mines has accounted for its joint venture interest in JVCo (Note 3) using the equity method. Under Canadian GAAP, interests in joint ventures are accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of Ivanhoe Mines’ investment and its share of equity of JVCo is eliminated and replaced with Ivanhoe Mines’ proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses which is included in the corresponding line items of Ivanhoe Mines financial statements. All intercompany balances and transactions would be eliminated. Note 3 discloses the asset, liabilities, revenues and expenses of JVCo that would have been included in the corresponding line items on Ivanhoe Mines’ financial statements had Canadian GAAP been applied.

(b)	Other mineral property interests

Under U.S. GAAP, where mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,329,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP has been reversed.

(c)	Financial Instruments

On January 1, 2006, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value (Note 4). The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost less provisions for impairment under Canadian GAAP. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $6,711,000 at January 1, 2006. Available-for-sale securities generated comprehensive gain of $465,000 and a loss of $2,809,000 under both Canadian and U.S. GAAP for the three and nine month periods ended September 30, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(d)	Dilution gain on investment in subsidiary

Under U.S. GAAP, dilution gain on investment in a subsidiary of $3,954,000 and $4,439,000 for the three and nine month periods ended September 30, 2006 was accounted for as part of additional paid-in capital. Under Canadian GAAP, the dilution gain was included in the net loss for the three and nine month periods ended September 30, 2006.

(e)	Gain on Sale of Savage River Project

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP it was $30.9 million. At September 30, 2005, total proceeds from the sale were $33.8 million. Therefore, under Canadian GAAP the gain on sale was $19.7 million less than under U.S. GAAP.

(f)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the three and nine month periods ended September 30, 2006 and 2005.
10.	SUBSEQUENT EVENTS
(a)	On October 18, 2006, Ivanhoe Mines and Rio Tinto Plc (“Rio Tinto”) announced that they had reached an agreement to form a strategic partnership whereby Rio Tinto would invest in Ivanhoe Mines and form a joint Ivanhoe Mines — Rio Tinto Technical Committee, to engineer, construct and operate Ivanhoe Mines’s Oyu Tolgoi project in Mongolia. This agreement creates a defined path for Rio Tinto to become the largest shareholder in Ivanhoe Mines.

On October 27, 2006, Rio Tinto completed the first private placement tranche under the agreement consisting of 37.1 million shares at a price of $8.18 per share, for proceeds totalling $303.4 million. Rio Tinto now owns approximately 9.95% of Ivanhoe Mines’ issued share capital.

The agreement provides for Rio Tinto to make additional investments in the equity of Ivanhoe Mines, under defined conditions, of up to approximately US$1.5 billion. Ivanhoe Mines has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
10.	SUBSEQUENT EVENTS (Continued)
(a)	(Continued)

Further investments by Rio Tinto in Ivanhoe Mines will be structured in the following stages:
•	Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe Mines and the Mongolian Government. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of 46.3 million shares at a subscription price of US$8.38 per share, for proceeds totalling US$388.0 million. Completion of second tranche and an additional top-up right, will give Rio Tinto up to 19.9% of Ivanhoe Mines’ issued share capital.

•	In addition to the two private placements, Rio Tinto has been granted non-transferable warrants over approximately 92 million Ivanhoe Mines’ shares — in two equal tranches of approximately 46 million shares — at various exercise prices. When exercised, the warrants will result in additional funds to Ivanhoe Mines of up to US$808 million that, when combined with the private placements, will total approximately US$1.5 billion. These warrants entitle Rio Tinto to increase its interest in Ivanhoe Mines to up to 33.35% of the company’s fully diluted issued share capital. Exercise of the warrants is conditional on the approval of Ivanhoe Mines shareholders at a special meeting to be convened on November 30, 2006.
Pursuant to the private placement agreement with Rio Tinto, Ivanhoe Mines has also agreed to dispose of its interest in JVCo (Note 3), and any other assets held by Ivanhoe Mines in the Union of Myanmar, by February 1, 2007. If such disposition does not occur by that date, Rio Tinto has the right to cause Ivanhoe Mines to transfer all of its Myanmar assets into a trust of which none of Rio Tinto, Robert M. Friedland, the Company, their respective affiliates, any person related to any of them, or persons resident or controlled by residents of Myanmar are trustees or beneficiaries. In consideration for such transfer, Ivanhoe Mines would receive a promissory note issued by the trust in an amount not less than US$40 million plus 50% of the cash receivable from the Myanmar assets at the time of sale. Ivanhoe Mines would be entitled to additional compensation from any such future sale of the Myanmar assets by the trust in an amount to be determined but not less than 50% of the amount by which such sale proceeds exceed the amount outstanding under the promissory note.

(b)	In July 2006, Ivanhoe Mines and Asia Gold Corp. (“Asia Gold”) signed a definitive agreement whereby Asia Gold will acquire Ivanhoe Mines’ Coal Division by issuing 82,576,383 shares of Asia Gold to Ivanhoe Mines. This reorganization was approved by Asia Gold’s shareholders on August 8, 2006. This transaction remains subject to the fulfillment of certain conditions precedent, including the completion of the transfer of certain mineral exploration licenses in Mongolia that are currently held by Ivanhoe Mines. The reorganization will result in Ivanhoe Mines’ owning approximately 90% of Asia Gold’s issued and outstanding share capital

On November 1, 2006, Asia Gold and Ivanhoe Mines announced that the Mongolian authorities have accepted applications filed by Ivanhoe Mines to transfer the ownership of these licenses. The companies have agreed not to set a time limit on the completion of the formal license transfer process that has been initiated.

As part of the agreement, Ivanhoe Mines extended to Asia Gold an interim line of credit of US$10.0 million (which can be increased to US$15.0 million by mutual agreement). At September 30, 2006, $4.0 million has been drawn down by Asia Gold from this facility.

		Share Information	Investor Information
3	Interim Report For the three and nine months ended September 30, 2006	Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At November 14, 2006 the Company had 373.1 million common shares issued and outstanding and warrants and stock options outstanding for 107 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
INTRODUCTION
This management discussion and analysis of the financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine months ended September 30, 2006, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2005. These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 9. In this MD&A, unless the context dictates otherwise, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries and joint ventures. The effective date of this MD&A is November 14, 2006.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
OVERVIEW
Ivanhoe Mines and Rio Tinto form strategic partnership to develop Mongolian copper-gold resources — Subsequent to the end of the quarter, on October 18, 2006, a wholly-owned subsidiary of world mining leader Rio Tinto plc (“Rio Tinto”) agreed to form a strategic partnership by investing in the Company and, through an Ivanhoe-Rio Tinto Technical Committee, will jointly engineer, construct and operate Ivanhoe Mines’ Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The agreement creates a defined path for Rio Tinto to become the largest shareholder in the Company.
Rio Tinto purchased approximately 37.1 million shares of the Company at a price of US$8.18, representing a 25% premium to the Company’s closing price on October 17, 2006 and a premium of 30% to the Company’s 20-day moving-average share price prior to October 17 of US$6.29. Rio Tinto now owns approximately 9.95% of the Company’s issued share capital.
The agreement between the Company and London-based Rio Tinto (RTP: NYSE; RIO: LSX, ASX) provides for Rio Tinto to make additional investments in the equity of the Company, under defined conditions, of up to approximately US$1.5 billion. The Company has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of the Oyu Tolgoi Project.
Further investments by Rio Tinto in the Company will be structured as follows:
Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia on terms mutually acceptable to the Company and Rio Tinto. Rio Tinto has the option to purchase the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of US$8.38, giving total proceeds to the Company of a further US$388 million. The subscription price represents a 33% premium to the Company’s 20-day moving-average share price of US$6.29, and 28% to the closing price on October 17, 2006. Completion of the first and second tranches, and an additional top-up right, will give Rio Tinto up to 19.9% of the Company’s enlarged issued share capital, for a total combined investment of at least US$691 million.
In addition to the two private placements, Rio Tinto has been granted non-transferable warrants to purchase approximately 92 million shares of the Company— in two equal tranches of approximately 46 million shares — at various exercise prices. When exercised, the warrants will result in additional funds to the Company of up to US$808 million that, when combined with the private placements, will total approximately US$1.5 billion. These warrants entitle Rio Tinto to increase its interest in the Company to up to 33.35% of the Company’s fully diluted share capital. Exercise of the warrants is conditional on the approval of the Company’s shareholders at a special meeting to be convened in Vancouver, B.C., Canada, on November 30, 2006.
The agreement also provides that Ivanhoe Mines will have access to Rio Tinto’s expertise in developing and operating world-class mines.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
In addition, Rio Tinto is joining Ivanhoe Mines in current talks with the Government of Mongolia for a long-term Investment Agreement that will confirm a tax, legal and fiscal framework for the development of the Oyu Tolgoi Project. A working group of government officials was appointed in September, 2006, to work with Ivanhoe Mines and prepare a draft Investment Agreement to be submitted for cabinet consideration. For a discussion on the significance to the Company of reaching a successful conclusion to the forthcoming Investment Agreement negotiations, refer to the heading “Risk and Uncertainties”.
Joint Technical Committee established to manage Oyu Tolgoi Project — As part of their agreement, Rio Tinto and the Company have agreed to cooperate on the construction and operation of the Oyu Tolgoi Project. The first technical review meeting will be held in mid-November, providing Rio Tinto representatives with their first opportunity to provide their input into the project development. Particular attention will be paid to details of the planned underground mine at Oyu Tolgoi.
In addition:
▪	Rio Tinto and Ivanhoe Mines are establishing a Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi Project. The Technical Committee consists of two representatives of Ivanhoe Mines, two representatives of Rio Tinto and a fifth member who will act as committee chairman and senior manager of the Oyu Tolgoi Project.

▪	John Macken, the Company President and CEO, will serve as Technical Committee chairman and senior project manager for the first five years as the project ramps up to full production. During this period, unanimous consent of all Technical Committee members will be required for certain specified decisions, including acquisitions, or budgetary commitments exceeding US$100 million and material amendments to the long-term Oyu Tolgoi mine plan. After five years, Rio Tinto will have the right to appoint the subsequent chairman and senior project manager.

▪	Rio Tinto will make available, at cost during the first five years, its engineering, mining and metallurgical staff to assist Ivanhoe Mines in the mine planning, engineering, design and construction of the Oyu Tolgoi Project. In consultation with the Technical Committee, Rio Tinto also will second appropriate employees to the Oyu Tolgoi Project, as required.
Tom Albanese appointed as first Rio Tinto nominee to the Company’s board of directors — As part of the private placement agreement, Rio Tinto will nominate directors to the Company’s board in proportion to Rio Tinto’s holding of the Company’s issued share capital.
Rio Tinto’s first appointee to the board is Tom Albanese, Director, Group Resources, and head of Exploration. He was formerly Rio Tinto’s chief executive in charge of its copper operations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The private placement agreement requires that when Rio Tinto is entitled to nominate more than one director, half of the Company’s nominees will be independent directors as defined under applicable securities laws.
Standstill agreement — For a period of five years, Rio Tinto’s right to increase its interest in the Company’s share capital, except through the second tranche private placement and the exercise of the warrants, is restricted to no more than an additional 6.65% of the issued share capital of the Company. Rio Tinto has also agreed that, during such five year period, its total interest in the Company’s issued share capital shall not exceed an aggregate holding of 40%.
These restrictions may be waived with prior agreement from the board of directors of the Company and will not apply in the event that Rio Tinto exercises a right of first refusal to purchase any shares Robert M. Friedland might choose to sell to any party other than institutional shareholders during the five-year period. Mr. Friedland, who has continued to hold all of his shares of the Company for the past 13 years, has stated that he has no intention of selling shares. The restriction on share purchases will be waived if a third party announces a takeover offer for the Company.
Please see the Company’s Material Change Report filed on SEDAR on October 25, 2006 for a more detailed description of the terms and conditions of the Company’s private placement agreement with Rio Tinto. A copy of the private placement agreement has also been filed on SEDAR. These documents can be accessed at www.sedar.com.
Reserve and Resource estimates — To date, Ivanhoe Mines has identified the following mineral resources for the Oyu Tolgoi Project based on a 0.60% copper equivalent cut-off:
•	101,590,000 tonnes of measured resources grading 0.64% copper and 1.10 grams per tonne (“g/t”) gold;

•	1.046,970,000 tonnes of indicated resources grading 1.34% copper and 0.42 g/t gold; and

•	1,250,550,000 tonnes of inferred resources grading 1.04% copper and 0.24 g/t gold.
This does not include an additional 190,160,000 tonnes of inferred resources grading 1.57% copper and 0.53 g/t gold identified on the adjoining Shivee Tolgoi joint-venture property.
Within the Southern Oyu open-pit deposits, a portion of the measured and indicated mineral resources has been upgraded to the proven and probable mineral reserve categories as follows:
•	127,000,000 tonnes of proven reserves at 0.58% copper and o.93 g/t gold; and

•	803,000,000 tonnes of probable reserves at 0.48% copper and 0.27 g/t gold.
Reference is made to the Company’s Annual Information Form dated March 30, 2006 for additional details regarding these mineral resource and mineral reserve estimates including the key assumptions and parameters upon which the estimates are based.

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Oyu Tolgoi Project Development Update — Work on Shaft # 1, a 6.7-metre-diameter exploration and production shaft at Oyu Tolgoi, is continuing on plan. The shaft sinking, presently averaging 3.1 metres per day, has reached a depth of approximately 600 metres below surface. The sinking of Shaft #1 to a planned depth of 1,340 metres below surface is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008. The completion of this shaft will allow for the early exploitation of a high-grade upper portion of the Hugo North deposit, as well as expedite the conversion of the current Hugo North resources into proven and probable reserves.
Preliminary construction activities involving site preparation, excavation for concentrator foundations and the construction of accommodation facilities are in progress. These activities, in conjunction with engineering and procurement efforts, are seen as critical to minimizing any schedule risk associated with the project.
Surface preparations for Shaft #2, a ten-metre-diameter production and service shaft, were completed during the quarter and permits for shaft sinking have been applied for. The Technical Committee will finalize the location and development plan for this shaft before beginning with the pre-sinking excavation, which is expected to continue through the first quarter of 2007. Construction of the head frame and hoisting facilities is planned to begin next spring.
The next stage in the overall development of Ivanhoe Mines’ Oyu Tolgoi flagship project will be securing all remaining governmental approvals. It is expected that the first production could begin within 30 months of the receipt of these approvals, giving a potential start-up date of mid-2009, subject to confirmations of delivery dates on key long-term-time equipment.
The Government of Mongolia met its publicly stated commitment to finalize important changes to specific taxation and minerals legislation early in July 2006. This was an important development as the Government of Mongolia had previously publicly stated that it wanted to have the revised laws approved by Parliament before it negotiated an Investment Agreement with the Company. Representatives for Rio Tinto are expected to be appointed to the Company’s negotiation team shortly. The finalization of an Investment Agreement with the Government of Mongolia will be a very important milestone toward the development of Oyu Tolgoi.
Formal Investment Agreement discussions with a nine-member Government appointed Working Group began in August, 2006. The State Secretary of the Ministry of Finance is chairing the Working Group. Other members are representatives of designated ministries of the Government of Mongolia, including the Ministry of Finance, the Ministry of Industry and Trade, the Ministry of Nature and Environment and the Ministry of Justice and Home Affairs.
Once a draft Investment Agreement has been prepared and approved by the Working Group, it will be submitted to the consideration of the Cabinet and recommended for approval.
The Company has made a concerted effort in recent months to build a broad, general understanding among the Government, Members of Parliament, civic groups and the

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general public of the Oyu Tolgoi Project and the benefits it will bring to Mongolia and its citizens. The Company considers this to be a critical support activity for the finalization of the Investment Agreement.
Mongolia: Coal Division merger with Asia Gold — In the second quarter, the Company announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold Corp. (TSX-V: ASG) in exchange for approximately 82.6 million shares of Asia Gold.
On August 8th, the minority shareholders of Asia Gold voted 99% in favor of approving the merger transaction. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licenses in Mongolia.
During the past month, the Cadastral Office of the Mineral Resources and Petroleum Authority of Mongolia accepted applications filed by Ivanhoe Mines to transfer the ownership of the relevant licences in accordance with the provisions of Mongolia’s revised Minerals Law. Ivanhoe Mines and Asia Gold have agreed to extend the closing date of the Coal Division merger transaction in order to accommodate the unanticipated delays in completing the formal licence transfer process. It is expected that the transaction will be completed after the formal licence transfer process in Mongolia is concluded.
Myanmar: S&K Copper Mine Joint Venture — Copper cathode production for the S&K Mine in Q3’06 totalled 5,980 tonnes, representing a decrease of 30% over Q3’05. The copper price on the London Metal Exchange (“LME”) averaged $3.48 a pound in Q3’06, compared to $1.70 a pound in Q3’05, representing an increase of 105%.
During the quarter, the S&K Mine’s operations still suffered from a shortage of supplies, tires and chemical reagents due to delays in obtaining the necessary import permits. Total tonnage moved in Q3’06 decreased by 28% compared to Q3’05. Total cathode production in Q3’06 decreased by 30% due mainly to a 26% decrease in tonnages placed on the heaps and a 37% decrease in copper grades.
At the end of Q3’06, the S&K Mine had $85.6 million in cash, representing a $1.3 million increase over the balance at the end of the previous quarter.
During the quarter, the Company continued its discussions with interested parties regarding the possible sale of its interest in the S&K Mine. Ivanhoe Mines has a 50% interest in the company that owns and operates the S&K Mine. The Company’s agreement with Rio Tinto provides for the divestiture by Ivanhoe Mines of its joint venture interest in the Monywa Copper Project.
Australia: Cloncurry Project — The Cloncurry Project covers an area of more than 1,450 square kilometres in northwestern Queensland in Australia’s storied Mount Isa-Cloncurry mining district. Since acquiring the property in September 2003 Ivanhoe Mines initially has focused on three high potential copper gold targets: Mt Dore, Swan and Amethyst Castle. Ten holes, totalling 4,621 metres, were drilled in the quarter.
In Q3’06, diamond drilling on the Iron Oxide Copper Gold (“IOCG”) mineralized systems at Swan and Amethyst Castle yielded encouraging geological information and

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several drill intercepts of haematite matrix sulphide-bearing hydrothermal breccias, indicating that Ivanhoe Mines’ exploration might have clipped the top of deeper copper-gold-uranium bodies.
At Amethyst Castle, RC drilling into geophysical targets (mainly induced polarization targets) yielded intercepts of copper, gold and uranium in the eastern side of the breccia body. This drilling was followed by a diamond drilling program, with four holes completed during the quarter and two additional holes drilled after September. The diamond core has confirmed the presence at Amethyst of a large-scale breccia body hosting IOCG mineralization, with associated uranium. Further drilling is planned after assay results are received.
At the Swan prospect, six holes were drilled for a total of 3,142 metres, with targets designed to explore the large magnetic anomaly. The southern side of the anomaly proved to be less mineralized than the northern side and drilling now is extending mineralization to the northeast. Copper and gold mineralization is associated with widespread intense albitisation (red rock), which is overprinted by pyroxene, magnetite, pyrite and chalcopyrite veinlets. Common native copper and chalcocite (supergene?) also have been observed. Swan is located within a large, distinctive magnetic anomaly that also underlies the former Mt. Elliot mine and Swell and northern Gossan prospects. This deep-seated feature appears to have a circular form, with a diameter of approximately one kilometre. Preliminary drilling and the widespread sodium-calcium alteration at these targets indicate they are all related to one large mineralized system that remains to be tested at depth. Extensive drilling is being planned to test this concept. Testing for potential oxide and primary copper-gold resources at Swan will be evaluated by pattern drilling, initially at 100-metre drill centres.
In October, drilling moved onto a third prospect, Metal Ridge North, where surface copper geochemical anomalies, combined with magnetic and conductivity features, are the target for a three-hole diamond-drill program and a 20-hole RC-drill program. The mineralization occurs along a northerly trend for several kilometres and appears to be associated with carbonaceous shales that also display widespread, intense albitisation.
During the quarter, a comprehensive review of 30 years of previous exploration was conducted. This resulted in the recognition of numerous new target areas, most of which have IOCG signatures. There are more than 100 known mineral occurrences and prospects within Ivanhoe Mines’ tenements. Some of these are centred on uranium occurrences that were only partially explored during the 1970s. The historic Kuridala copper mining district, situated in the northern part of Ivanhoe Mines’ tenements, has numerous copper, gold and uranium prospects that will be studied further in preparation for extensive drilling. Universal Tracking Systems has been engaged to fly a 6,000-line-kilometre survey over selected parts of Ivanhoe Mines’ land package, particularly those with associated uranium, to enhance drill target selection.
The number of quality IOCG targets that require drill testing is extraordinary and a very significantly increased exploration program is being planned for Q4’06 and 2007. A dedicated corporate management team, including specialist consultants, will be assembled to take the Cloncurry Project forward into 2007.

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China: Jinshan Gold Mine nearing commercial production — On September 12, 2006, Jinshan Gold Mines Inc. (“Jinshan”), a company that is approximately 48% owned by Ivanhoe Mines, announced it had received the Mining Permit for its CSH (217) gold mine in China, which will authorize the start of commercial gold mining operations. The permit was granted by the Ministry of Land and Resources in Beijing.
Jinshan expects that it will be capable of commencing commercial gold production in early 2007 at an estimated annual rate of approximately 120,000 ounces.
Senior gold executive appointed — During the third quarter, David Woodall was appointed President of the Ivanhoe Mines’ gold operations. His responsibilities will include overseeing the advancement of the Ivanhoe Mines’ gold exploration and mine development projects, which include, among others, the Bakyrchik gold mine development project in Kazakhstan and the Cloncurry IOCG gold, copper project in Australia.
Mr. Woodall, 46, has more than 21 years of professional experience in mining operations. Prior to joining Ivanhoe Mines, he acquired extensive mine management experience at underground and open-pit mines in Canada, Australia, Fiji and China. Among numerous mine operation assignments, he worked as Mine General Manager for Placer Dome Inc. at the Musselwhite gold mine in Ontario, Canada, the Kanowna Belle gold mine in Western Australia and the Osborne copper and gold mine in Australia. He also worked in senior mine management positions with Robe River Pty Ltd., Sino Gold Limited and WMC Resources.
Financial Results — During the quarter, the Company recorded a net loss of $66.4 million (or $0.20 per share), compared to a net loss of $14.3 million (or $0.05 per share) in Q3’05. The increase in the loss from 2005 to 2006 was primarily due to a $36.2 million increase in exploration expenses. This includes shaft sinking and engineering and development costs that have been expensed and not capitalized. The Company will reassess the accounting treatment of engineering and development costs as a result of the Rio Tinto financing. Going forward, a portion of these costs may be capitalized. Results for the quarter were also affected by a $1.0 million increase in income from the Monywa Copper joint venture, less a $7.5 million decrease in foreign exchange gains and a $4.9 million decrease in income from discontinued operations. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operations loss for that period.

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The following discussion, analysis and financial review is comprised of ten sections:
1.	Review of operations.

2.	Summary of quarterly results.

3.	Cash resources and liquidity.

4.	Share capital.

5.	Outlook.

6.	Contractual obligations and off-balance-sheet arrangements.

7.	Critical accounting estimates and recent accounting pronouncements.

8.	Risks and uncertainties.

9.	Related-party transactions.

10.	Cautionary statements.
REVIEW OF OPERATIONS
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information

			Nine months ended
	Quarter ended September 30,		September 30,
	2006	2005	2006	2005
Exploration expenses	(65.1)	(28.9)	(132.0)	(87.1)
General and administrative costs	(9.1)	(7.3)	(29.9)	(18.0)
Share of income from joint venture	9.0	8.0	11.0	23.5
Foreign exchange (losses) gains	(0.4)	7.1	4.1	8.2
Net (loss) from continuing operations	(68.0)	(20.6)	(144.8)	(75.9)
Net income from discontinued operations	1.5	6.4	14.9	28.0
Net (loss)	(66.4)	(14.3)	129.9	(47.9)
Net (loss) income per share
Continuing operations	$(0.20)	$(0.07)	$(0.44)	$(0.25)
Discontinued operations	$0.00	$0.02	$0.04	$0.09
Total assets	442.9	413.8	442.9	413.8
EXPLORATION
In Q3’06, Ivanhoe Mines expensed $65.1 million in exploration and development activities, compared to $28.9 million in Q3’05. The majority of the $65.1 million was spent on Ivanhoe Mines’ Mongolian properties ($61.1 million compared to $24.7 million in Q3’05). Approximately $56.5 million of the $61.1 million was spent on the Oyu Tolgoi Project and various coal exploration activities in the South Gobi region of Mongolia. The remaining 8% was mainly spent on regional reconnaissance, license holding fees and general, in-country administrative charges.

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Expenditures capitalized in Q3’06 totalled approximately $2.4 million, compared to $12.3 million in Q3’05. The bulk of the capital expenditures in Q3’06 were spent in Mongolia.
a)	Oyu Tolgoi Project, Mongolia

The comments below relating to the development and exploration activities at the Oyu Tolgoi Project are based on activities carried out during the third quarter and reflect management’s current plans but do not incorporate any discussions with Rio Tinto. The first technical review meeting with representatives of Rio Tinto is planned to be held in November 2006. This will be the first time that Rio Tinto personnel will have the opportunity to provide their input into the project development, particularly with regard to the underground mine development of the Hugo North deposit. Key topics of discussion will include the projected location for Shaft #2, future plans for the sub-level cave (“SLC”) mine and the expected depth and production capacity of the first large lift at Hugo North.

i) Oyu Tolgoi Integrated Development Plan (“IDP”)

Mine Planning Update — Planning and development activities continued to focus on assessing both the benefits of a low volume, high value starter mine in Hugo North and its impacts on the longer term mine plan. Analysis has been undertaken to evaluate the relative benefits of an initial SLC as compared to undertaking a small block cave in the same area. The latter alternative would effectively replace the Hugo Lift #1, previously proposed in the IDP, with a smaller, higher grade SLC approach resulting in a reduction in the initial capital cost estimate. Future planning efforts will focus in optimizing the depth and production profile for Lift #2.

Engineering, procurement and construction activities for the Oyu Tolgoi Project continued to progress throughout the quarter. The surface facilities’ excavation of Hugo Shaft #2 is complete and, to date, the sinking of Hugo Shaft #1 has reached a depth of approximately 600 metres.

The Company continues to focus on health, safety, environment and security issues at the Oyu Tolgoi site, community relations and sustainable development for local Mongolian communities near the Oyu Tolgoi site.

Planning & Development — Current plans are to complete studies required to bring the SLC starter mine to feasibility level. The information gathered for the SLC starter mine may prove sufficient to fulfill the geotechnical and geologic data requirements for the preparation of a feasibility study for the Hugo North deposit. The anticipated benefits of developing the underground SLC starter mine include:
▪	A reduction in the initial capital costs and technical risks associated with the planned large underground block cave mining operation;

▪	An expected enhancement in the overall Oyu Tolgoi Project value by planning to mine high grade copper and gold mineralization earlier than previously estimated;

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▪	The generation of a significant source of near-term, cash-flow that can be used to fund development of the larger Hugo North block cave mining operation; and,

▪	An expected reduction, of up to one year, in the time to complete the underground exploration and development program for the SLC starter mine. This reduction is as a result of expected shorter and shallower underground drifting distances than previously projected by the IDP.
Scoping studies during the quarter have shown the ability to develop either a small, high-grade SLC scenario or a block cave scenario focusing on a high grade copper envelope on the southern end of Hugo North resulting in a reduction of about half the initial capital cost that was envisaged for the larger first Lift #1 proposed in the original IDP study.
Hugo Shaft #1 — During the quarter, commissioning and sinking activities for Shaft #1 continued along with the planning for final construction activities. Sinking of Shaft #1 reached a depth of 515 metres at the end Q3’06, representing an advance of 115 metres during the quarter. JS Redpath, the company contracted to develop both Hugo Shaft #1 and Hugo Shaft #2, have completed a bid evaluation for the underground equipment and issued a technical recommendation.
Hugo Shaft #2 — During the quarter, the surface facilities’ excavation for Shaft #2, a ten-metre-diameter production and service shaft, was nearly completed and permits for shaft sinking have been applied for. At the end of Q3’06, the excavation reached a depth of 26 metres. Drilling and blasting of the top of the shaft are needed to complete the excavation works and enable construction of the headframe to commence.
During the quarter, JS Redpath joined the Shaft #2 construction team and assumed the responsibility for the coordination of site works associated with Shaft #2. The Technical Committee will finalize the development plan for this shaft before beginning with the pre-sinking excavation, which is expected to continue through the first quarter of 2007. Construction of the head frame and hoisting facilities is planned to begin next spring.
Recent exploration on the west flank of the Hugo North deposit has extended the high grade copper/gold mineralization on the Western side of the Hugo North deposit commonly referred to as the ‘West Gold” zone, approximately 500 metres further south southwest than previously expected. Geotechnical implications on the current location of Shaft #2 are being assessed as the long-term potential of the Hugo North deposit that is expected to be amenable to block cave mining extends deeper and to the west.
Procurement — Various meetings were held during the quarter covering primary crusher, flotation, regrind, concentrate’s thickeners and filtration. Orders for certain key long lead items were tendered.

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Project Estimate — During Q3’06, Ivanhoe Mines initiated a significant change to the scope of the project. The original single line milling process proposed in the IDP is being changed to two milling lines, initially each of a smaller capacity. Although this amendment is expected to increase capital costs, it will result in a significant reduction in the level of technical risks associated with the project.
Increases in concrete and steel costs and the strengthening of the Chinese currency against the U.S. dollar are also expected to contribute to an increase in the initial capital cost estimate.
Other Activities — The final draft of the site geotechnical report dealing with seismic conditions of the Oyu Tolgoi site is currently being prepared. Detailed engineering quotes for the construction of road access to the Mongolia/China border were ongoing during the quarter. Supplementary Environmental Impact Assessment (“EIA”) documentation is being compiled, and the cultural heritage survey and report is now complete with significant sites identified.
ii) Oyu Tolgoi Exploration.
Drilling program — In Q3’06, Ivanhoe Mines’ completed a nine-infill–drill-hole program planned for the southern portion of the Hugo North deposit. These holes were targeted on a 600 metres strike length of the greater than 2% copper grade shell extending vertically 300 metres to 400 metres up from the starter SLC zone that is currently being investigated. Results of this drilling program confirm both the geology and high copper grades across the 100 metres to 200 metres width of the greater than 2% copper shell. They also indicate that the high grade mineralization may continue further up dip than previously recognized.
Drilling was also completed on the west flank of the Hugo North deposit commonly referred to as the West Gold zone. Two sections, 300 metres apart, were drilled with a fan of three holes per section using navi-drill techniques. Results of the six holes extend the high grade copper/gold mineralization on the Western side of the Hugo North deposit, approximately 500 metres further south southwest than previously expected. More importantly the holes have significantly reduced the volume of a barren, late mineral granodiorite dyke once interpreted as filling the projected strike extension and limiting the up dip extension of the mineralization. The combination of these two factors could have a significant effect on the dimensions of the southern portion of the proposed block caves. The resource update will incorporate the mineralization delineated by these holes.
Exploration and sterilization drilling two kilometres east of a proposed airport site on the Entrée Gold Shivee Tolgoi joint-venture property (“Entrée JV”), which is located approximately six kilometres north of the northern end of the Hugo North extension, has resulted in the discovery of basaltic volcanic and quartz monzodiorite intrusive rocks of similar age and composition to the Oyu Tolgoi deposits. Weak copper and gold mineralization intersected in three drill holes within these rocks suggests that the Oyu Tolgoi mineral system extends north.

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Ongoing drilling is using one drill rig to continue exploration for higher grade mineralization.
Geotechnical drilling with the objective to further define the geotechnical characteristics of the Hugo North deposit will continue through Q4’06. Three holes have been collared immediately north of the Entrée JV property line. The objective of drilling south into the axis of Ivanhoe Mines’ 100% owned Hugo North deposit is to provide pre-feasibility level information on the caving characteristics of the deposit.

b)	Other Mongolian copper/gold exploration projects.

During Q3’06, Ivanhoe Mines continued its exploration efforts on various other Mongolian prospects. During this period, project work focused on the Baruun Tal and Undur Naran porphyry targets, located 50 kilometres west of Ivanhoe Mines’ Kharmagtai Project and 20 kilometres northeast of the Oyut Ulaan Project respectively. Limited trenching, soil geochemistry and ground magnetic surveys carried out during Q3’06 at both these projects is summarized below:

Undur Naran project — Trenching at Undur Naran totaled 3,768 metres (13 trenches) and targeted the North and the Central zones, two areas of sub-cropping stockworked syenites that returned anomalous gold and copper rock-chip assays. The most significant intercepts are associated with stockwork quartz-sulphide veins. Further mapping and rock-chip sampling is planned at the Undur Naran project.

Baruun Tal project — The numerous prospects at the Baruun Tal project, including the BTT and the BTU prospect, are located along a 12 kilometres by 5 kilometres area, much of which is under cover. Trenching totaled 7,625 metres over 32 trenches and was mostly in the areas under cover along strike from anomalous rock-chip samples. Trench intercepts at the BTT prospect were generally narrow and of low grade. At the BTU prospect, a 20 by 100 metres wide area of sheeted to stockwork quartz-hematite-malachite-chalcopyrite veins, hosted in silica-sericite-albite altered monzodiorite, returned 6 metres at 0.43%, including 2 metres at 10.60 parts per million (“ppm”) gold. Narrow intercepts were also recorded from other prospects. Trench results are under review and no further fieldwork is planned at the Baruun Tal project for this year.

Other new medium priority targets include Baga Haich, near Tsagaan Tolgoi, where granite-hosted quartz-chalcopyrite veins outcrop over a 560 by 360 metres area. Eleven of the 67 samples assayed 0.24 % to 1.78 % copper, whilst 18 returned 104 to 6340 ppm molybdenum.

The tenement relinquishment program was ongoing throughout 2006. At the end of the quarter, 1.2 million hectares of the approximately 8.8 million hectares held at the beginning of 2006 had been relinquished; whilst an additional 3.1 million hectares are earmarked for relinquishment. The objective of future reconnaissance efforts is to further decrease the existing tenements holdings.

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c)	Mongolian coal projects.

Coal Division merger with Asia Gold — On August 8, 2006, Asia Gold’s minority shareholders approved the proposed merger transaction under which Ivanhoe Mines will transfer its Mongolian Coal Division to Asia Gold in exchange for approximately 82.6 million common shares of Asia Gold (for further details see heading d) Other iv) Mongolia: Asia Gold Corp (“Asia Gold”)).

Nariin Sukhait — Nariin Sukhait is located in the southwest corner of the Omnogovi Aimag (province) of Mongolia. The deposit is within the Gurvantes Soum (township), 320 kilometres southwest of the provincial capital of Dalanzadgad and 950 kilometres south of the nation’s capital Ulaanbaatar. Nariin Sukhait is located 45 kilometres north of the Mongolia-China border. At present one north/south 450-kilometre long rail line has been built within China up to the China/Mongolia border. A second east/west railway line to Ceke has been started with an estimated late 2008 completion date.

A four month drilling and exploration program at Nariin Sukhait was concluded in July 2006 and 113 holes were drilled. The emphasis was to better delineate the coal within the mine design area, extend the ore body along strike and down dip, add quality data and to increase the known resource. Drilling for hydrology and geotechnical information was also carried out. Results will be interpreted and a new geological report will be generated by year end. A new mine plan will also be developed. In Q1’06 total coal resources contained in two separate fields, the South-East Field and the West Field, were estimated at 124.0 million tonnes of Measured plus Indicated resources, (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources). An additional Inferred resource of approximately 33.8 million tonnes was also calculated. Coal samples from the 2006 program were shipped to Tianjin, China for quality testing. Initial results have been positive with confirmations of steam, semi soft and metallurgical qualities within the coal at Nariin Sukhait. Quality modeling will also be carried out to determine the product distribution.

Norwest Corporation is assisting the Company in planning the mine development at Nariin Sukhait. The mine plan is expected to support an operation capable of producing four million tonnes of saleable coal per year. Ultimate capacity is planned to be reached in 5 years. This mine plan will be used by Asia Gold as the basis for applying for the mining licence required for the operations of the Nariin Sukhait Project. A detailed EIA is being completed and expected to be submitted along with the mining application. Newly enacted Mongolian laws provides a ten-year tax protection guarantee for projects exceeding $50 million in investment made within the first five years of the project life. The Nariin Sukhait project is expected to qualify for a ten year Investment Agreement.

The project is scheduled to start development and construction work following the closing of the Coal Division merger transaction with Asia Gold and the issuance of the required permits. Plans for the delivery of mining equipment are in place. Coal production is projected nine months following the start of pre-stripping

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operations. Initial coal production for the first twelve months of operations is projected at one million tonnes.

The airstrip and infrastructure, located approximately 2 kilometres from the mine site, have been completed. A test flight and landing was carried out by the Mongolian Civil Aviation Authority and the airstrip was certified for operation in September 2006. A camp facility has been designed and will be built approximately 1.5 kilometres from the airstrip. It will house all mine workers in a rotating work schedule as well as management and visitors.

Letters of intent for the sale of up to four million tonnes of coal per year were signed with two Chinese companies.

Tsagaan Tolgoi Coal Project — This project is located approximately 105 kilometres west of the Oyu Tolgoi Project. In 2004 significant coal thicknesses were encountered along a strike length of six kilometres as a result of deep-trenching efforts and a drilling program that included a total of 46 drill holes. During the quarter, a 73 drill-hole program was completed at Tsagaan Tolgoi. The geological model will be updated and incorporated in a technical report prepared in accordance with National Instrument 43-101.

The objective of the drilling program is to delineate sufficient thermal coal resources to support the preparation of a formal study on the development of long-life, coal-fired power plant. This plant is projected to have the capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia. Earlier this year Norwest Corporation developed a preliminary mine design and mine plans. Preliminary engineering on various power plant options using Tsagaan Tolgoi coal for fuel was also completed during the quarter.
d) Other
i)	Kazakhstan: Bakyrchik Project.

During Q3’06 the mine facilities continued under care and maintenance status and the necessary winterization activities were completed. Expenditures for the quarter totalled $1.1 million compared to $0.5 million in Q3’05.

As part of the Sale and Purchase Agreement and Subsoil Use Contract amendments, which extended the investment commitment and exploration license by 5 years, the exploration portion of the work program, approved by the Ministry of Energy and Natural Resources, started at the end of September 2006.

As a result, the roasting plant construction activities continued to be suspended except for the completion of some minor construction work, such as the reconstruction of the gold room. The project group is updating the capital cost of the roasting plant in order to incorporate the impact of inflation in current construction costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The metallurgical testing laboratory continued to conduct optimization tests on Bakyrchik ores. All results to date indicate that whole ore roasting remains a viable option available for Bakyrchik double refractory ores. During the quarter, tailings stabilization tests using cement were performed. Also, the mining engineering group continued to supervise the paste fill plant design work carried out by a local design institute.

In Q3’06, the Company sent senior geologists from Mongolia to Bakyrchik to review the mine geology and exploration potential of the project area. A program of diamond drilling and surface exploration will be prepared and submitted to the appropriate authorities for approval. It is the Company’s intention to re-establish a team of Kazakh geologists at the mine site assisted by key senior geologists seconded from the exploration team at Oyu Tolgoi. Once the approvals are received for this work and work permits provided for the key personnel, the work should commence.

Financing alternatives, including a possible public offering of a company holding the Bakyrchik Project, are currently being considered.

ii)	China: Inner Mongolia.

Advanced Exploration Program — A total of 2,995 metres of diamond drilling (22 holes) were completed and 16.9 infill line kilometres (683 soil samples) were taken from the primary Anomaly Five target area. Holes were targeted on zones with anomalous surface and soil gold-silver geochemistry and all zones have been adequately tested by the completed program. Gold and gold-silver mineralized vein zones were intercepted in several holes, however, the narrow (15 centimetres to 70 centimetres), erratic nature of mineralization and lack of gold-silver grade continuity within veins and lodes has downgraded the property. No further work is planned in Q4’06.

Reconnaissance Exploration Program — Two potential gold-silver-copper targets were identified.

Follow-up exploration, consisting of detailed geological-structural mapping, systematic rock chip sampling, trenching and ground geophysics will be completed over both prospects in early 2007, with an aim of defining drill targets for testing in the later part of 2007.

iii)	Australia: Cloncurry.

The Cloncurry Project covers an area of more than 1,450 square kilometres in northwestern Queensland in Australia’s storied Mount Isa-Cloncurry mining district. Since acquiring the property in September 2003 Ivanhoe Mines initially has focused on three high potential copper gold targets: Mt Dore, Swan and Amethyst Castle. Ten holes, totalling 4,621 metres, were drilled in the quarter.

In Q3’06, diamond drilling on the Iron Oxide Copper Gold (“IOCG”) mineralized systems at Swan and Amethyst Castle yielded encouraging geological information and several drill intercepts of haematite matrix sulphide-bearing hydrothermal

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
breccias, indicating that Ivanhoe Mines’ exploration might have clipped the top of deeper copper-gold-uranium bodies.

At Amethyst Castle, RC drilling into geophysical targets (mainly induced polarization targets) yielded intercepts of copper, gold and uranium in the eastern side of the breccia body. This drilling was followed by a diamond drilling program, with four holes completed during the quarter and two additional holes drilled after September. The diamond core has confirmed the presence at Amethyst of a large-scale breccia body hosting IOCG mineralization, with associated uranium. Further drilling is planned after assay results are received.

At the Swan prospect, six holes were drilled for a total of 3,142 metres, with targets designed to explore the large magnetic anomaly. The southern side of the anomaly proved to be less mineralized than the northern side and drilling now is extending mineralization to the northeast. Copper and gold mineralization is associated with widespread intense albitisation (red rock), which is overprinted by pyroxene, magnetite, pyrite and chalcopyrite veinlets. Common native copper and chalcocite (supergene?) also have been observed. Swan is located within a large, distinctive magnetic anomaly that also underlies the former Mt. Elliot mine and Swell and northern Gossan prospects. This deep-seated feature appears to have a circular form, with a diameter of approximately one kilometre. Preliminary drilling and the widespread sodium-calcium alteration at these targets indicate they are all related to one large mineralized system that remains to be tested at depth. Extensive drilling is being planned to test this concept. Testing for potential oxide and primary copper-gold resources at Swan will be evaluated by pattern drilling, initially at 100-metre drill centres.

In October, drilling moved onto a third prospect, Metal Ridge North, where surface copper geochemical anomalies, combined with magnetic and conductivity features, are the target for a three-hole diamond-drill program and a 20-hole RC-drill program. The mineralization occurs along a northerly trend for several kilometres and appears to be associated with carbonaceous shales that also display widespread, intense albitisation.

During the quarter, a comprehensive review of 30 years of previous exploration was conducted. This resulted in the recognition of numerous new target areas, most of which have IOCG signatures. There are more than 100 known mineral occurrences and prospects within Ivanhoe Mines’ tenements. Some of these are centered on uranium occurrences that were only partially explored during the 1970s. The historic Kuridala copper mining district, situated in the northern part of Ivanhoe Mines’ tenements, has numerous copper, gold and uranium prospects that will be studied further in preparation for extensive drilling. Universal Tracking Systems has been engaged to fly a 6,000-line-kilometre survey over selected parts of Ivanhoe Mines’ land package, particularly those with associated uranium, to enhance drill target selection.

The number of quality IOCG targets that require drill testing is extraordinary and a very significantly increased exploration program is being planned for Q4’06 and

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
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2007. A dedicated corporate management team, including specialist consultants, will be assembled to take the Cloncurry Project forward into 2007.

iv)	Mongolia: Asia Gold Corp. (“Asia Gold”).

Coal Transaction — On August 8, 2006 the minority shareholders of Asia Gold approved the acquisition of Ivanhoe Mines’ Mongolian Coal Division. The acquisition agreement provides for Asia Gold to acquire the Coal Division in exchange for approximately 82.6 million Asia Gold shares. The proposed transaction would result in Asia Gold becoming a majority-owned (88.8% on a fully diluted basis), publicly-traded subsidiary of the Company, with coal and mineral exploration divisions.

Asia Gold and the Company have agreed to extend, on an indefinite basis, the closing date for the transaction to take into account unanticipated delays in obtaining regulatory approval in Mongolia for the transfer of certain coal exploration licenses. The transaction is expected to close following receipt from the Mongolian authorities of approval for these license transfers.

Mongolia Exploration — Exploration results from the Khongor porphyry copper-gold project in southern Mongolia confirm a mineralized strike length of 2 kilometres. About half of this strike length (Khongor North) is located within the West Falcon Gobi Property, a joint-venture property with BHP Billiton World Exploration Inc. (“BHP Billiton”). The balance is located on the Tsakhir license, referred to as Khongor South, which is optioned by Asia Gold from Solomon Resources Limited and Gallant Minerals Ltd.

In August 2006, further work was completed to improve the resolution of the induced polarization survey conducted in April 2006. The phase two drilling program, which was completed in early July 2006, intersected high grade mineralization and further mapping, sampling and ground magnetic surveys have defined four new drill targets. Two new zones of strong quartz stock work were also discovered in August 2006.

Pursuant to an Option Agreement with BHP Billiton dated June 30, 2005, BHP Billiton can earn a 50% interest in the West Falcon Gobi Property by spending $3.5 million on exploration prior to December 31, 2007, and an additional 20% interest by funding a feasibility study up to a maximum value of $45 million.

After a Falcon airborne gravity gradiometer survey, BHP Billiton mobilized a multipurpose drill rig to test for the presence of favorable coal targets and directly test for the depth extension of coal seams. A total of 34 holes were drilled.

Bulgaria Exploration — In the joint venture agreement with Hereward Ventures Bulgaria AD, Asia Gold can earn up to an 80% interest in certain licenses by completing two $2 million exploration programs. On September 21, 2006 Asia Gold completed the first stage and has earned a 51% participating interest in the joint venture. Asia Gold now has the option to earn an additional 29% interest in

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
the four licenses, for a total of 80%, by spending an additional $2 million in exploration expenditures before March 2009.

A nine-hole diamond drilling program totalling 1,441 metres with was completed in July 2006. The drilling program targeted the Tashlaka Main and Tashlaka South prospects gold system. The drill results were encouraging and further drilling is required to fully test the extent of mineralization. Soil sampling and trenching were also being conducted on other parts of the licenses.

Indonesia — Effective September 7, 2006 a definitive Joint Venture Agreement and Cooperation Agreement was signed with Harita Mineral. Under the terms of this agreement, Asia Gold can earn up to an 85% interest in the Kaputusan prospect by spending $300,000 on exploration during the first year of the joint venture.

Camp construction, line cutting and logistical preparation has been established on the Kaputusan porphyry copper-gold project. A first-stage exploration program comprising geological mapping, an IP geophysical survey and trenching began in March 2006. Detailed geological mapping by Asia Gold has confirmed the presence of a porphyry copper-gold mineralization and new trenches are now being dug to extend the mineralized zones. A 3,000-metre diamond drill program is being planned for 2007.

Qualified Persons — The Oyu Tolgoi Project and the Nariin Sukhait Project have been identified as the mineral projects that are material to Ivanhoe Mines.

Disclosure of a scientific or technical nature in this MD&A in respect of each of these mineral resource properties of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Property	Qualified Person	Relationship to the Company
Oyu Tolgoi Project	Charles P.N. Forster	Employee
Nariin Sukhait Project	Steven Kerr (Norwest Corporation)	Independent consultant

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
INVESTMENT IN JOINT VENTURE
MONYWA COPPER PROJECT (“S&K MINE”), MYANMAR

	Three month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2006	2005	(decrease)	2006	2005	(decrease)
Total tonnes moved (1)	Tonnes(000’s)	2,405	3,357	(28%)
Tonnes of ore to heap	Tonnes(000’s)	1,602	2,151	(26%)
Ore grade	CuCN%	0.32%	0.51%	(37%)
Strip ratio	Waste/Ore	0.45	0.56	(20%)
Cathode production	Tonnes	5,980	8,497	(30%)	2,990	4,249	(30%)
Tonnage sold	Tonnes	5,649	8,222	(31%)	2,825	4,111	(31%)
Average sale price received	US$/pound				$3.51	$1.80	95%
Sales	US$(000)				18,858	15,439	22%
Cost of operations	US$(000)				3,647	4,633	(21%)
Operating profit	US$(000)				14,064	9,166	53%
Unit cost of operations	US$/pound				$0.59	$0.51	15%

	Nine month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2006	2005	(decrease)	2006	2005	(decrease)
Total tonnes moved (1)	Tonnes(000’s)	7,934	10,256	(23%)
Tonnes of ore to heap	Tonnes(000’s)	6,442	6,679	(4%)
Ore grade	CuCN%	0.37%	0.53%	(30%)
Strip ratio	Waste/Ore	0.25	0.49	(49%)
Cathode production	Tonnes	14,406	27,218	(47%)	7,203	13,609	(47%)
Tonnage sold	Tonnes	13,849	26,647	(48%)	6,925	13,324	(48%)
Average sale price received	$/pound				$3.44	$1.66	108%
Sales	$(000)				43,941	46,197	(5%)
Cost of operations	$(000)				11,988	12,716	(6%)
Operating profit	$(000)				28,217	28,382	(1%)
Unit cost of operations	US$/pound				$0.79	$0.43	81%

(1)	Includes ore and waste material
Copper prices on LME averaged $3.48 per pound in Q3’06, compared to $1.70 per pound in Q3’05 and $3.29 per pound in Q2’06, representing an increase of 105% and 6% respectively. All exports of copper currently are being settled using the average LME copper price for the second month following the month of shipment. In Q3’06 the mine sold 5,649 tonnes of copper cathode, a 30% increase over Q2’06 and a 31% decrease from Q3’05. A reduction in copper production is forecasted for Q4’06 due to anticipated shortages of chemicals.
Mine operations during the quarter continued to be affected by a shortage of trucking capacity caused by delays in obtaining the necessary import permits. Total tonnage moved in Q3’06 decreased by 28% compared to Q3’05. Total cathode production in Q3’06 decreased by 30% primarily due to a 26% decrease in tonnages placed on the heaps and a 37% decrease in copper grades.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
During Q3’06 the unit operating cash costs increased by approximately 15% compared to Q3’05. The net increase in operating cash costs was mainly attributed to increases in fuel and power less decreases in chemical used in the leaching process.
In early Q3’06, the management of the S&K Mine was able to obtain from the Myanmar authorities the necessary import permits for its previously ordered equipment. The equipment arrived at the mine site at the beginning of August 2006 and was commissioned in September 2006.
In September 2006, a decision of first appellate order was issued by Myanmar authorities affirmed the imposition of a commercial tax on all S&K Mine’s export sales since April 1, 2003. The management of the Company believes that its S&K Mine’s joint venture agreement exempts its Myanmar operations from such tax applicable on export sales. Additional appeals were filed in Q4’06 with the Myanmar tax authorities. The management of the S&K Mine is also in the process of appealing an income tax assessment for the periods ending March 31, 2005 and 2006. Notwithstanding the various commercial and income tax appeals, the Company has recorded provisions to provide for the potential impact of these assessments to the operations of the S&K Mine.
At the end of Q3’06, the S&K Mine had $85.6 million in cash.
DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations (“Savage River”) located in Tasmania, Australia for two initial payments totalling $21.5 million (received by January 31, 2006), plus a series of five contingent, annual payments that commenced on March 31, 2006. On March 31, 2006, Ivanhoe Mines received its first contingent annual payment of $28.0 million with an additional $0.2 million adjustment received in April 2006. This $28.2 million payment included $7.9 million in contingent income recognized in the first quarter of 2006.
To date, Ivanhoe Mines has received $49.7 million in proceeds from the sale of the Project.
At September 30, 2006, Ivanhoe Mines has accrued $6.9 million as receivable in relation to the second contingent annual payment due in March 2007. This amount is based upon the actual tonnes of iron ore sold during the six month period ended September 30, 2006 and the escalating price formula.
In June 2006, the mine’s concentrator was damaged by a fire. As a result, pellet production for the 12-month-period ended March 31, 2007 is estimated by the management of Savage River to total 1.8 million tonnes down from a previous estimate of 2.2 million tonnes. Also, based on the 3% reduction in pellet prices negotiated in Q2’06, the Company is expecting to receive approximately $20.3 million in total pellet premium at the end of March 2007, representing approximately a 28% reduction from the year ended March 31, 2006. Under the Company’s agreement to sell the mine, this

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
reduction will be recouped in future years as the fire did not impact Savage River’s current reserves.
ADMINISTRATIVE AND OTHER
General and administrative
The $1.8 million increase in general and administrative expenditures in Q3’06 was primarily due to a $0.9 million increase in stock-based compensation charges.
Interest income
Interest income increased by $0.4 million in Q3’06 due to holding higher amounts of cash and cash equivalents and earning higher rates of interest on Canadian dollar investments.
Foreign exchange (losses) gains
In Q3’06, Ivanhoe Mines incurred a $0.4 million foreign exchange loss, compared to a $7.1 million gain in Q3’05.
Share of loss of significantly influenced investees
On August 31, 2006, Jinshan completed a private placement which diluted the Company’s investment in Jinshan. As a result of this transaction, the Company ceased consolidation of Jinshan from August 31, 2006 and commenced equity accounting for its investment. During September 2006, the Company recorded a $0.7 million loss on this investment.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SUMMARY OF QUARTERLY RESULTS
The following table summarizes our quarterly results for the last eight financial quarters:
(Expressed in millions of U.S. dollars, except per share amounts)

	Quarter ended
	Sept 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005

Exploration expenses	(65.1)	(39.9)	(27.0)	(40.1)
General and administrative	(9.1)	(9.8)	(11.0)	(5.8)
Share of (loss) income from joint venture	9.0	(2.4)	4.5	(0.5)
Gain (loss) on foreign exchange	(0.4)	4.7	(0.2)	(0.4)
Net (loss) from continuing operations	(68.0)	(45.7)	(31.1)	(49.8)
Net income from discontinued operations	1.5	5.4	7.9	7.9
Net (loss)	(66.4)	(40.3)	(23.2)	(41.8)
Net (loss) income per share
Continuing operation	(0.20)	(0.14)	(0.10)	(0.16)
Discontinued operations	0.00	0.02	0.03	0.03

Total	(0.20)	(0.12)	(0.07)	(0.13)

	Sept 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004

Exploration expenses	(28.9)	(33.8)	(24.4)	(24.2)
General and administrative	(7.3)	(5.9)	(4.8)	(6.2)
Share of income from joint venture	8.0	7.8	7.7	6.5
Gain (loss) on foreign exchange	7.1	1.7	(0.6)	3.5
Net (loss) from continuing operations	(20.6)	(31.1)	(24.2)	(26.6)
Net income from discontinued operations	6.4	5.9	15.7	9.5
Net (loss)	(14.3)	(25.2)	(8.5)	(17.1)
Net (loss) income per share
Continuing operation	(0.07)	(0.10)	(0.08)	(0.08)
Discontinued operations	0.02	0.02	0.05	0.03

Total	(0.05)	(0.08)	(0.03)	(0.05)

CASH RESOURCES AND LIQUIDITY
At September 30, 2006, consolidated working capital was $140.3 million, including cash of $131.6 million, compared with working capital of $127.6 million and cash of $101.7 million at December 31, 2005. Following receipt of Rio Tinto’s investment, the Company’s cash position at the end of October 2006 was approximately $410 million.
Operating activities — The $67.0 million of cash used in operating activities from continuing operations in Q3’06 primarily was the result of $65.1 million in exploration expenditures, approximately $6.2 million in general and administration costs (net of non-cash stock-based compensation) and $3.8 million net inflows from working capital items.
Investing activities — In Q3’06, $12.4 million was used in investing activities, mainly consisting of $7.8 million invested in property plant and equipment acquisitions and a

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
$4.2 million cash reduction on commencement of equity accounting for the Company’s investment in Jinshan.
Financing activities — Financing activities of $9.5 million in Q3’06 were primarily due to proceeds received by subsidiaries upon the issuance of shares to minority interests.
SHARE CAPITAL
At November 14, 2006, the Company had a total of 373.1 million common shares issued and outstanding. In addition, the Company had the following share purchase warrants and incentive stock options outstanding:
•	5.76 million share purchase warrants exercisable until February 15, 2007 to purchase up to 576,000 common shares of the Company at $8.68 per share. Each 10 share purchase warrants entitle the holder to purchase one common share. During 2006, the expiry date of these share purchase warrants was extended from February 2006 until February 2007;

•	approximately 14 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$8.93. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$2.31 to Cdn$12.70 per share.

•	on October 27, 2006, Rio Tinto was granted non-transferable warrants over approximately 92 million Company’ shares — in two equal tranches of approximately 46 million shares — at various exercise prices. When exercised, the warrants will result in additional funds to the Company of up to US$808 million that, when combined with the private placements, will total approximately US$1.5 billion. These warrants entitle Rio Tinto to increase its interest in the Company to up to 33.35% of the Company’s fully diluted issued share capital. Exercise of the warrants is conditional on the approval of the Company’s shareholders at a special meeting to be convened on November 30, 2006.
OUTLOOK
During Q3’06, the Company has devoted its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project. The Company has continued to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. The Company also is assessing the development potential, extent, and value of its strategically located coal resources discovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Strategic Partnership with Rio Tinto Plc — On October 18, 2006 the Company announced that it had entered into a strategic partnership with Rio Tinto Plc. The first tranche of Rio Tinto’s investment in the Company closed on October 27, 2006 resulting in Rio Tinto now holding an initial 9.95% equity investment in the Company. The investment of Rio Tinto in the Company is structured in the following stages:
•	On October 27, 2006, Rio Tinto purchased approximately 37.1 million shares of the Company at a price of $8.18. This investment gave Rio Tinto 9.95% of the Company’s issued share capital as enlarged by the placement, for a total investment of $303 million.

•	Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia on terms mutually acceptable to the Company and Rio Tinto. Rio Tinto has the option to purchase the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38, giving total proceeds to the Company of a further $388 million. Together, the first and second tranches, an additional top-up right, will give Rio Tinto 19.9% of the Company’s enlarged issued share capital for a total combined investment of at least $691 million.

•	As part of the first tranche private placement, Rio Tinto also received non-transferable warrants – in two equal tranches – exercisable to purchase up to 92 million shares additional shares of the Company at various exercise prices. If exercised, the warrants will result in additional funds to the Company of up to $808 million that, when combined with the private placements, will total approximately $1.5 billion. These warrants entitle Rio Tinto to increase its interest in the Company to up to 33.35% of the Company’s fully diluted share capital. Exercise of the warrants is conditional on the approval of the Company’s shareholders at a special meeting that is to be convened on November 30, 2006.
The strategic partnership with Rio Tinto is expected to provide sufficient funds for the Company to build Oyu Tolgoi at the current planned production levels. The Company has agreed to use a minimum of ninety percent of the proceeds of Rio Tinto’s investment for the development of Oyu Tolgoi.
Based on the Company’s financial position at September 30, 2006, adjusted for the Rio Tinto equity investment, the Company believes that existing funds should be sufficient to fund its minimum obligations including planned Australian and Bakyrchik obligations and general corporate activities for at least the next 12 months. Should the Company be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for 2007 and thereafter. The Company will continue to assess the need for project financing relating to the development of power and other infrastructure related activities.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The Company cannot predict how soon the negotiations for an Investment Agreement can be finalized. Accordingly, there can be no assurance that an Investment Agreement containing all of the terms sought by Ivanhoe Mines and Rio Tinto can be obtained in the foreseeable future, or at all. In addition, there can be no assurance that the Company will be able to close future financings, including private placement and warrant transactions with Rio Tinto, obtain project financing or otherwise raise capital before its existing cash resources are expended. See “Risks and Uncertainties”.
Investment Agreement with the Government of Mongolia— During Q3’06, the Company devoted considerable attention to assessing the impacts of the excess profit tax passed by the Mongolian Parliament in May 2006 and the revisions to the Minerals Law and the Tax Law, passed in July 2006. The final Mongolian text of these legislative enactments was released in August 2006 with the Government of Mongolia stating that it would not release a definitive English translation of the new laws. The Company has reviewed available translations of the revised Minerals Law and Tax Law to assess the effect that the changes will have on the Ivanhoe Mines’ plan to develop the Oyu Tolgoi Project.
Based on this review, the Company has determined that the underlying value of the Oyu Tolgoi Project, as presented in the September 2005 Integrated Development Plan, has not been materially affected.
Following passage of the amended Minerals Law and Tax Law, the Company and the Government of Mongolia resumed negotiations on a formal, long-term Investment Agreement. In August 2006, the Government of Mongolia established a Working Group of representatives from the ministries of Finance, Industry and Trade, Justice and Home Affairs and Nature and Environment to work with Ivanhoe Mines on a formal Investment Agreement. To date, the Company has met with the Working Group on one occasion to discuss the Oyu Tolgoi Project and the Company’s plans, the resolution of remaining issues necessary for the satisfactory conclusion of the Investment Agreement, particularly in light of the amendments to the Minerals Law and the Tax Law, and the process forward to achieve a prompt resolution of the Investment Agreement.
The Investment Agreement is intended to be a comprehensive agreement that will create a stable tax and fiscal environment, cover arrangements for essential infrastructure, including roads, water and the supply of interim and long-term electrical power, and to confirm the Company’s commitments to maximize opportunities to educate, train and employ Mongolians.
While there have been some initial discussions between Ivanhoe Mines and the Working Group, the Company’s strategic partnership with Rio Tinto will likely result in changes to its negotiating team. Representatives of Rio Tinto are expected to be appointed to the Company’s negotiation team shortly. Once a draft Investment Agreement has been prepared by the Working Group, it will be submitted to the Mongolian Government’s Cabinet for approval.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Amendments to Minerals Law and Tax Law
Significant amendments to the Minerals Law and Tax Law include the following:
Strategic Deposits — The Government of Mongolia has the option to acquire interests in mineral deposits deemed to be “strategic”. The law defines a strategic deposit as one with potential to have an impact on Mongolia’s national security, economic and social development, with minerals that are in strong international demand; or a deposit capable of annual mineral production that exceeds five percent of Mongolia’s gross domestic product. The Government will have a qualified right to acquire an interest of 1) up to 34% in strategic deposits discovered through privately financed exploration; and 2) up to 50% in deposits that were discovered through the use of state funds during the former Soviet era. The Oyu Tolgoi discoveries on the Company’s licenses, and on the adjoining Entrée Gold joint-venture property, were financed entirely by private capital. The Company’s coal discoveries in the Nariin Sukhait region, and at Tsagaan Tolgoi, west of the Oyu Tolgoi Project, also have been funded solely by private capital.
The Minerals Law states that any acquisition of a state interest in a mining project will be subject to negotiation with the license holder as part of the Investment Agreement process. Although specific provisions of the revised Minerals Law need to be addressed, the extent of state participation will be determined in part on a project-by-project basis by the proportion of the project capital that the state is prepared to invest. It is anticipated that the Government of Mongolia will initiate a process to develop regulations that address and provide greater meaning to the amended Minerals Law.
Increased royalty
The Government’s royalty on all metals was doubled to 5.0%.
Lower tax rates
The 30% income tax rate on personal and corporate income was reduced to 10% and 25% respectively. The value added tax was reduced from 15% to 10%.
Amendments to license maturity
The term of an exploration license was increased from seven to nine years. The maximum term for a mining license was reduced from 100 years to 70 years. At this time, it is not clear if those amendments will apply retroactively to existing licenses.
Employment requirements
A license holder is obligated to employ no more than 10% foreign citizens and faces a monthly surcharge of ten times the minimum monthly salary for each foreign citizen employee above the 10% limit.
Listing requirements
Entities holding a mining license for a deposit classified as being of strategic importance now are required to list at least 10% of their shares on the Mongolian Stock Exchange. It is uncertain, at present, how this requirement will be implemented in practice.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Amendments to the maximum duration of Investment Agreements
Another favorable aspect of the amended Minerals Law is that the maximum duration of Investment Agreements has been set as follows:
•	Investment between $50-$100 million — 10-year term

•	Investment between $100-$300 million — 15-year term

•	Investment greater than $300 million — 30-year term.
The Oyu Tolgoi Project qualifies for an Investment Agreement with a thirty-year term.
Other income tax amendments
Amendments to the Tax Law also include the introduction of a 10% investment tax credit, the introduction of a three-year loss-carry-forward and improved depreciation allowances. These amendments are expected to compensate for the elimination of the tax holidays that previously applied only to foreign-owned companies, and not to domestic entities.
Excess Profit Tax — In May 2006, an excess profit tax was approved by the Mongolian Parliament. The tax, at a rate of 68%, will apply to sales revenue, net of all selling and treatment charges, which exceeds certain threshold levels for copper and gold.
Based on the Company’s initial assessment, the effective price at which the tax will apply to Oyu Tolgoi copper is currently estimated to be $1.45 per pound, since the legislated base price of $1.18/lb along with the cost of external smelting and realization costs can be deducted from sales proceeds.
Clarification received from the Government also has confirmed that the new tax would not be applied to copper smelted in Mongolia and would not apply to the gold contained in a copper concentrate. Oyu Tolgoi will be a producer of copper concentrate, and gold produced at Oyu Tolgoi will be contained in copper concentrate.
In meetings with senior Government representatives, the Company reaffirmed its willingness to work with the Government to have downstream smelting capacity built in Mongolia. The IDP financial results, released in September 2005, were based on metal prices that are below the metal-price thresholds set by this new tax on revenue. As a result, the management of the Company believes that the new tax on revenue should not compromise the basis for the development of the Oyu Tolgoi Project.
Asset rationalization – Pursuant to the private placement agreement with Rio Tinto, the Company has agreed to consult with Rio Tinto and to use its best efforts to formulate timetables and strategies for the orderly disposition of all of its non-core assets situated outside of Mongolia. The Company is continuing to explore opportunities to rationalize non-core assets through potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Pursuant to the private placement agreement with Rio Tinto, Ivanhoe Mines has also agreed to dispose of its interest in the Monywa Copper Project, and any other assets held by Ivanhoe Mines in the Union of Myanmar, by February 1, 2007. If such disposition does not occur by that date, Rio Tinto has the right to cause Ivanhoe Mines to transfer all of its Myanmar assets into a trust of which none of Rio Tinto, Robert M. Friedland, the Company, their respective affiliates, any person related to any of them, or persons resident or controlled by residents of Myanmar are trustees or beneficiaries. In consideration for such transfer, Ivanhoe Mines would receive a promissory note issued by the trust in an amount not less than US$40 million plus 50% of the cash receivable from the Myanmar assets at the time of sale. Ivanhoe Mines would be entitled to additional compensation from any such future sale of the Myanmar assets by the trust in an amount to be determined but not less than 50% of the amount by which such sale proceeds exceed the amount outstanding under the promissory note.
In 2005, the Company signed an MOU with three large established Korean corporations with the intent to sell a significant portion of the Company’s interest in the S&K Mine. The MOU, which is non-binding, is subject to completion of due diligence, currently ongoing, and various approvals, including approval from Myanmar governmental authorities.
The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of September 30, 2006, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2005.
At the end of September 30, 2006, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with GAAP in the United States of America requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived there from identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2005.
On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.
RISKS AND UNCERTAINTIES
The following have been identified as material risks and uncertainties with respect to Rio Tinto’s equity investment in the Company pursuant to the private placement agreement:
As a result of the rights to acquire common shares and other rights granted to Rio Tinto under the private placement agreement, Rio Tinto has the ability to significantly influence the business and affairs of the Company.
The first tranche private placement, together with the additional rights granted to Rio Tinto to obtain additional common shares pursuant to the second tranche private placement and the exercise of the warrants, will give Rio Tinto the voting power to significantly influence the policies, business and affairs of the Company and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of the Company’s assets. Subject to certain limited exceptions, Rio Tinto also has a right of first refusal with respect to any proposed disposition by the Company of an interest in the Oyu Tolgoi Project. Rio Tinto’s share position in the Company and its right of first refusal with respect to the Oyu Tolgoi Project may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the common shares in the future.
Rio Tinto will also be able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the Technical Committee, which will manage all aspects of the Oyu Tolgoi Project. Provided Rio Tinto maintains a minimum level of shareholding in the Company, Rio Tinto’s appointees to the Technical Committee will have a veto over certain specified material decisions during the five year period following closing of the first tranche private placement and, thereafter, Rio Tinto appointees will represent a majority of the members of the Technical Committee and will thereby be entitled to control the ongoing decisions made by the Technical Committee.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The Company may be unsuccessful in obtaining an Investment Agreement with the Government of Mongolia on terms that are acceptable to Rio Tinto.
Certain concessions and accommodations that the Company is seeking from the Government of Mongolia respecting taxation, fiscal, legal and other matters germane to the development and operation of the Oyu Tolgoi Project may be inconsistent with, or not recognized by, the prevailing laws of Mongolia and the Government of Mongolia may be unable or unwilling to take the executive or legislative action necessary in order to grant all of the concessions and accommodations sought by the Company to be included in an Investment Agreement for the Oyu Tolgoi Project. Rio Tinto’s obligation to complete the second tranche private placement is subject to the Company obtaining an Investment Agreement on terms acceptable to Rio Tinto. Until an Investment Agreement with the Government of Mongolia is actually finalized and approved, it is not possible to predict to what extent the Company will be successful in negotiating and obtaining terms and conditions in an Investment Agreement that is acceptable to Rio Tinto. Any significant delay in successfully concluding such an agreement will have the effect of extending the exercise dates of Rio Tinto’s warrants.
If the second tranche private placement is not completed and the warrants are not exercised, there can be no assurance that the Company will be capable of raising the additional funding that it needs to develop the Oyu Tolgoi Project into operating mines.
The ongoing development of the Oyu Tolgoi Project depends upon the Company having access to the financial resources necessary to fund the requisite development expenditures. If the second tranche private placement is not completed and/or the warrants are not exercised by Rio Tinto, there is no assurance that the Company will be successful in obtaining financing from other sources necessary for development of the Oyu Tolgoi Project, on favourable terms or at all. Failure to obtain such additional financing on a timely basis may cause the Company to postpone its development plans, forfeit rights in some or all its properties or joint ventures or reduce or terminate some or all of its planned operations.
New directors of the Company appointed by Rio Tinto may be officers and/or directors of Rio Tinto Group companies or other mineral resource companies and there is the potential that such directors will encounter conflicts of interest while acting in the capacity of directors of the Company.
Rio Tinto is entitled to nominate directors to the board of directors of the Company in proportion to its holdings of the Company’s issued and outstanding common shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with the Company, the directors of the Company appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. Such companies may also compete with the Company for the acquisition of mineral property interests. In the event that any such conflict of interest arises, a director who has such a conflict must disclose the conflict to a meeting of the directors of the Company and abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the Yukon Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time.
Except as disclosed above, material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2005.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions in Q3’06 are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2005.
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2005, and other continuous disclosure documents filed by the Company since January 1, 2006, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS
Certain statements made herein, other than statements of historical fact relating to Ivanhoe Mines, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project, the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of Ivanhoe Mines’ discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements and other statements that are not historical facts. When used in this MD&A, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: November 14, 2006
/s/ Tony Giardini
Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, John Macken, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: November 14, 2006
/s/ John Macken
John Macken
Chief Executive Officer
Ivanhoe Mines Ltd.

November 14, 2006
IVANHOE MINES ANNOUNCES Q3 2006 RESULTS
SENIOR RIO TINTO EXECUTIVE JOINS IVANHOE BOARD FOLLOWING FORMATION
OF AN IVANHOE MINES-RIO TINTO STRATEGIC PARTNERSHIP
TO DEVELOP IVANHOE’S MONGOLIAN COPPER-GOLD RESOURCES
SINGAPORE — Ivanhoe Mines today announced its results for the third-quarter of 2006. (All figures are in US dollars unless otherwise stated).
The major event was the announcement on October 18, 2006, that world mining leader Rio Tinto had agreed to form a strategic partnership by investing in Ivanhoe and, through an Ivanhoe-Rio Tinto Technical Committee, will jointly engineer, construct and operate Ivanhoe’s Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The agreement creates a defined path for Rio Tinto to become the largest shareholder in Ivanhoe Mines.
Rio Tinto purchased approximately 37.1 million Ivanhoe shares at a price of US$8.18, representing a 25% premium to Ivanhoe Mines’ closing price on October 17, 2006, and a premium of 30% to Ivanhoe’s 20-day moving-average share price prior to October 17 of US$6.29. Rio Tinto now owns approximately 9.95% of Ivanhoe Mines’ issued share capital.
The agreement between Ivanhoe Mines (IVN: TSX, NYSE & NASDAQ) and London-based Rio Tinto (RTP: NYSE; RIO: LSX, ASX) provides for Rio Tinto to make additional investments in the equity of Ivanhoe Mines, under defined conditions, of up to approximately US$1.5 billion. Ivanhoe has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.
Further investments by Rio Tinto in Ivanhoe Mines will be structured in the following stages:
•	Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe and the Mongolian Government on terms mutually acceptable to the company and Rio Tinto. Rio Tinto has the option to purchase the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of US$8.38, giving total proceeds to Ivanhoe of a further US$388 million. The subscription price represents a 33% premium to Ivanhoe’s 20-day moving-average share price of US$6.29, and 28% to the closing price on October 17, 2006. Completion of the first and second tranches, and an additional top-up right, will give Rio Tinto up to 19.9% of Ivanhoe’s enlarged issued share capital, for a total combined investment of at least US$691 million.

•	In addition to the two private placements, Rio Tinto has been granted non-transferable warrants to purchase approximately 92 million Ivanhoe shares — in two equal tranches of approximately 46 million shares — at various exercise prices. When exercised, the warrants will result in additional funds to Ivanhoe of up to US$808 million that, when combined with the private placements, will total approximately US$1.5 billion. These warrants entitle Rio Tinto to increase its interest in Ivanhoe to up to 33.35% of the company’s fully diluted share capital. Exercise of the warrants is conditional on the approval of Ivanhoe shareholders at a special meeting to be convened in Vancouver, B.C., Canada, on November 30, 2006.

The partnership agreement also provides that Ivanhoe and the Mongolian Government will have access to Rio Tinto’s expertise in developing and operating world-class mines.
In addition, Rio Tinto is joining Ivanhoe in current talks with the Mongolian Government for a long-term Investment Agreement that will confirm a tax, legal and fiscal framework for the development of the Oyu Tolgoi project. A working group of government officials has been appointed to work with Ivanhoe to prepare a draft Investment Agreement to be submitted for cabinet consideration.
Joint Technical Committee established to manage Oyu Tolgoi Project
As part of their agreement, Rio Tinto and Ivanhoe have agreed to cooperate on the construction and operation of Oyu Tolgoi. The first technical review meeting is being held this week, providing Rio Tinto representatives with their first opportunity to provide their input into the project development. Particular attention will be paid to details of the planned underground mine at Oyu Tolgoi.
In addition:
•	Rio Tinto and Ivanhoe have established a Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi complex. The Technical Committee will consist of two representatives from Ivanhoe, two representatives from Rio Tinto and a fifth member who will act as committee chairman and senior manager of the Oyu Tolgoi project.

•	John Macken, Ivanhoe President and CEO, will serve as Technical Committee chairman and senior project manager for the first five years as the project ramps up to full production. During this period, unanimous consent of all Technical Committee members will be required for certain specified decisions, including acquisitions, or budgetary commitments exceeding US$100 million and material amendments to the long-term Oyu Tolgoi mine plan. After five years, Rio Tinto will have the right to appoint the subsequent chairman and senior project manager.

•	Rio Tinto will make available, at cost during the first five years, its engineering, mining and metallurgical staff to assist Ivanhoe in the mine planning, engineering, design and construction of the Oyu Tolgoi project. In consultation with the Technical Committee, Rio Tinto also will second appropriate employees to the Oyu Tolgoi project, as required.
Tom Albanese is Rio Tinto’s first representative on Ivanhoe’s board of directors
As part of the private placement agreement, Rio Tinto will nominate directors to the Ivanhoe board in proportion to Rio Tinto’s holding of Ivanhoe’s issued share capital.
Rio Tinto’s first nominee — Tom Albanese, Director, Group Resources, and head of Exploration — joined the Ivanhoe board on November 10, 2006. Mr. Albanese, 48, is responsible for Rio Tinto’s Exploration, Operational and Technical Excellence, Human Resources, External Affairs and Global Business Services. Mr. Albanese was formerly Rio Tinto’s Chief Executive, Copper & Exploration. Before joining Rio Tinto in 1993, he held a number of positions with Nerco Minerals.
The private placement agreement requires that when Rio Tinto is entitled to nominate more than one director, half of the company’s nominees will be Independent Directors as defined under applicable securities laws to continue to maintain the highest standards of Canadian and US corporate governance practices.

Standstill agreement
For a period of five years, Rio Tinto’s right to increase its interest in the company’s share capital, except through the second tranche private placement and the exercise of the warrants, is restricted to no more than an additional 6.65% of the issued share capital of the company. Rio Tinto has also agreed that, during such five-year period, its total interest in the company’s issued share capital shall not exceed an aggregate holding of 40%.
These restrictions on share purchases may be waived with prior agreement from the Ivanhoe board of directors and will not apply in the event that Rio Tinto exercises a right of first refusal to purchase any shares Robert M. Friedland, Ivanhoe Mines Chairman, might choose to sell to any party other than institutional shareholders during the five-year period. Mr. Friedland, who has continued to hold all of his Ivanhoe shares for the past 13 years, has stated that he has no intention of selling shares. The restriction on share purchases will be waived if a third party announces a takeover offer for Ivanhoe Mines.
Mongolia: Oyu Tolgoi Project Development Update
Work on Shaft # 1, a 6.7-metre-diameter exploration and production shaft at Oyu Tolgoi, is continuing on plan. The shaft sinking, presently averaging 3.1 metres per day, has reached a depth of approximately 600 metres below surface. The sinking of Shaft #1 to a planned depth of 1,340 metres below surface is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008. The completion of this shaft will allow for the early exploitation of a high-grade upper portion of the Hugo North deposit, as well as expedite the conversion of the current Hugo North resources into proven and probable reserves.
Preliminary construction activities involving site preparation, excavation for concentrator foundations and the construction of accommodation facilities are in progress. These activities, in conjunction with engineering and procurement efforts, are seen as critical to minimizing any schedule risk associated with the project.
Surface preparations for shaft #2, a 10-metre-diameter production and service shaft, were completed during the quarter and permits for shaft sinking have been applied for. The Technical Committee will finalize the location and development plan for this shaft before work begins on the pre-sinking excavation, which is expected to continue through the first quarter of 2007. Construction of the head frame and hoisting facilities is planned to begin next spring.
The next stage in the overall development of Ivanhoe’s Oyu Tolgoi flagship project will be the securing of all remaining governmental approvals. It is expected that the first production could begin within 30 months of the receipt of these approvals, giving a potential start-up date of mid-2009, subject to confirmation of delivery dates on key long-lead-time equipment.
The Mongolian Government met its publicly stated commitment to finalize important changes to specific taxation and minerals legislation early in July 2006. This was an important development as the Mongolian Government had previously publicly stated that it wanted to have the revised laws approved by parliament before it negotiated an Investment Agreement with Ivanhoe. Representatives for Rio Tinto are expected to be appointed to the company’s negotiation team shortly. The finalization of an Investment Agreement with the Mongolian Government will be a very important milestone toward the development of Oyu Tolgoi.
Formal Investment Agreement discussions with a nine-member Government-appointed working group began in August 2006. The State Secretary of the Ministry of Finance is chairing the working group. Other members are representatives of designated Mongolian Government ministries, including the

Ministry of Finance, the Ministry of Industry and Trade, the Ministry of Nature and Environment and the Ministry of Justice and Home Affairs. The working group will prepare a draft Investment Agreement and submit it to the Cabinet for consideration.
Ivanhoe Mines has made a concerted effort in recent months to build a broad, general understanding among the Government, Members of Parliament, civic groups and the general public of the Oyu Tolgoi Project and the benefits it will bring to Mongolia and its citizens. Ivanhoe considers this to be a critical support activity for the finalization of the Investment Agreement.
Mongolia: Coal Division merger with Asia Gold
In the second quarter, Ivanhoe announced a plan to transfer the company’s Mongolian Coal Division to Asia Gold Corp. (ASG: TSX-V) in exchange for approximately 82.6 million shares of Asia Gold.
On August 8, 2006, the minority shareholders of Asia Gold voted 99% in favour of the merger transaction. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licenses in Mongolia.
During the past month the Cadastral Office of the Mineral Resources and Petroleum Authority of Mongolia accepted applications filed by Ivanhoe to transfer the ownership of the relevant licences in accordance with the provisions of Mongolia’s revised Minerals Law. Ivanhoe Mines and Asia Gold have agreed to extend the closing date of the coal division merger transaction to accommodate the unanticipated delays in completing the formal licence transfer process. It is expected that the transaction will be completed after the formal licence transfer process in Mongolia is concluded.
Myanmar: Monywa Copper Project Joint Venture
Copper cathode production for the S&K Mine at the Monywa Copper Project in Q3’06 totalled 5,980 tonnes, representing a decrease of 30% over Q3’05. The copper price on the London Metal Exchange (LME) averaged $3.48 a pound in Q3’06, compared to $1.70 a pound in Q3’05, representing an increase of 105%.
During the quarter, S&K operations continued to be hampered by a shortage of supplies, tires and chemical reagents due to delays in obtaining the necessary import permits. Total tonnage moved in Q3’06 decreased by 28% compared to Q3’05. Total cathode production in Q3’06 decreased by 30% due mainly to a 26% decrease in tonnages placed on the heaps and a 37% decrease in copper grades.
At the end of Q3’06, the S&K Mine had $85.6 million in cash, representing a $1.3 million increase over the balance at the end of the previous quarter.
During the quarter, Ivanhoe Mines continued its discussions with interested parties on the possible sale of an interest in the S&K Mine. Ivanhoe has a 50% interest in the company that owns and operates the S&K Mine. Ivanhoe’s agreement with Rio Tinto provides for the divestiture by Ivanhoe of its joint venture interest in the Monywa Copper Project.
Australia: Cloncurry Project
The Cloncurry Project covers an area of more than 1,450 square kilometres in northwestern Queensland in Australia’s storied Mount Isa-Cloncurry mining district. Since acquiring the property in September, 2003, Ivanhoe Mines initially has focused on three high-potential copper gold targets: Mt. Dore, Swan and Amethyst Castle. Ten holes, totalling 4,621 metres, were drilled in the quarter.

In Q3’06, diamond drilling on the Iron Oxide Copper Gold (IOCG) mineralized systems at Swan and Amethyst Castle yielded encouraging geological information and several drill intercepts of haematite matrix sulphide-bearing hydrothermal breccias, indicating that Ivanhoe’s exploration might have clipped the top of deeper copper-gold-uranium bodies.
At Amethyst Castle, RC drilling into geophysical targets (mainly induced polarization targets) yielded intercepts of copper, gold and uranium in the eastern side of the breccia body. This drilling was followed by a diamond drilling program, with four holes completed during the quarter and two additional holes drilled after September. The diamond core has confirmed the presence at Amethyst of a large-scale breccia body hosting IOCG mineralization, with associated uranium. Further drilling is planned after assay results are received.
At the Swan prospect, six holes were drilled for a total of 3,142 metres, with targets designed to explore the large magnetic anomaly. The southern side of the anomaly proved to be less mineralized than the northern side and drilling now is extending mineralization to the northeast. Copper and gold mineralization is associated with widespread intense albitisation (red rock), which is overprinted by pyroxene, magnetite, pyrite and chalcopyrite veinlets. Common native copper and chalcocite (supergene?) also have been observed. Swan is located within a large, distinctive magnetic anomaly that also underlies the former Mt. Elliot mine and Swell and northern Gossan prospects. This deep-seated feature appears to have a circular form, with a diameter of approximately one kilometre. Preliminary drilling and the widespread Na-Ca alteration at these targets indicate they are all related to one large mineralized system that remains to be tested at depth. Extensive drilling is being planned to test this concept. Testing for potential oxide and primary copper-gold resources at Swan will be evaluated by pattern drilling, initially at 100-metre drill centres.
In October, drilling moved onto a third prospect, Metal Ridge North, where surface copper geochemical anomalies, combined with magnetic and conductivity features, are the target for a three-hole diamond-drill program and a 20-hole RC-drill program. The mineralization occurs along a northerly trend for several kilometres and appears to be associated with carbonaceous shales that also display widespread, intense albitisation.
During the quarter, a comprehensive review of 30 years of previous exploration was conducted. This resulted in the recognition of numerous new target areas, most of which have IOCG signatures. There are more than 100 known mineral occurrences and prospects within the Ivanhoe tenements. Some of these are centred on uranium occurrences that were only partially explored during the 1970s. The historic Kuridala copper mining district, situated in the northern part of Ivanhoe’s tenements, has numerous copper, gold and uranium prospects that will be studied further in preparation for extensive drilling. Universal Tracking Systems has been engaged to fly a 6,000-line-kilometre survey over selected parts of Ivanhoe’s land package, particularly those with associated uranium, to enhance drill target selection.
The number of quality IOCG targets that require drill testing is extraordinary and a very significantly increased exploration program is being planned for Q4 and 2007. A dedicated corporate management team, including specialist consultants, will be assembled to take the Cloncurry projects forward into 2007.
China: Jinshan Gold Mine Nearing Commercial Production
On September 12, 2006, Jinshan Gold Mines Inc., a company that is approximately 48% owned by Ivanhoe Mines, announced it had received the Mining Permit for its CSH (217) gold mine in China, which will authorize the start of commercial gold mining operations. The permit was granted by the Ministry of Land and Resources in Beijing.
Jinshan expects that it will be capable of commencing commercial gold production in early 2007 at an estimated annual rate of approximately 120,000 ounces.
Senior Gold Executive Appointed
During the third quarter, David Woodall was appointed President of Ivanhoe’s gold operations. His responsibilities will include overseeing the advancement of the company’s gold exploration and mine development projects, which include, among others, the Bakyrchik gold mine development project in Kazakhstan and the Cloncurry IOCG gold, copper project in Australia.
Mr. Woodall, 46, has more than 21 years of professional experience in mining operations. Prior to joining Ivanhoe Mines, he acquired extensive mine management experience at underground and open-pit mines in Canada, Australia, Fiji and China. Among numerous mine operation assignments, he worked as Mine General Manager for Placer Dome at the Musselwhite gold mine in Ontario, Canada, the Kanowna Belle gold mine in Western Australia and the Osborne copper and gold mine in Australia. He also worked in senior mine management positions with Robe River, Sino Gold and WMC Resources.
Financial Results
During the quarter, Ivanhoe Mines recorded a net loss of $66.4 million (or $0.20 per share), compared to a net loss of $14.3 million (or $0.05 per share) in Q3’05. The increase in the loss from 2005 to 2006 was primarily due to a $36.2 million increase in exploration expenses. This includes shaft sinking and engineering and development costs at Oyu Tolgoi that have been expensed and not capitalized. The company will reassess the accounting treatment of the engineering and development costs as a result of the Rio Tinto transaction. Going forward, a portion of these costs may be capitalized. Results for the quarter also were affected by a $1.0 million increase in income from the Monywa Copper joint venture, less a $7.5 million decrease in foreign exchange gains and a $4.9 million decrease in income from discontinued operations. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the company’s operations loss for that period.
Ivanhoe’s results for the Q3’06 and the first nine months of 2006 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoe-mines.com.
Ivanhoe shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.

SUMMARY OF QUARTERLY RESULTS
The following table summarizes Ivanhoe’s quarterly results for the last eight financial quarters.
(Expressed in millions of U.S. dollars, except per share amounts)

	Quarter ended
	Sept 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005

Exploration expenses	(65.1)	(39.9)	(27.0)	(40.1)
General and administrative	(9.1)	(9.8)	(11.0)	(5.8)
Share of (loss) income from joint venture	9.0	(2.4)	4.5	(0.5)
Gain (loss) on foreign exchange	(0.4)	4.7	(0.2)	(0.4)
Net (loss) from continuing operations	(68.0)	(45.7)	(31.1)	(49.8)
Net income from discontinued operations	1.5	5.4	7.9	7.9
Net (loss)	(66.4)	(40.3)	(23.2)	(41.8)
Net (loss) income per share
Continuing operation	(0.20)	(0.14)	(0.10)	(0.16)
Discontinued operations	0.00	0.02	0.03	0.03

Total	(0.20)	(0.12)	(0.07)	(0.13)

	Sept 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004

Exploration expenses	(28.9)	(33.8)	(24.4)	(24.2)
General and administrative	(7.3)	(5.9)	(4.8)	(6.2)
Share of income from joint venture	8.0	7.8	7.7	6.5
Gain (loss) on foreign exchange	7.1	1.7	(0.6)	3.5
Net (loss) from continuing operations	(20.6)	(31.1)	(24.2)	(26.6)
Net income from discontinued operations	6.4	5.9	15.7	9.5
Net (loss)	(14.3)	(25.2)	(8.5)	(17.1)
Net (loss) income per share
Continuing operation	(0.07)	(0.10)	(0.08)	(0.08)
Discontinued operations	0.02	0.02	0.05	0.03

Total	(0.05)	(0.08)	(0.03)	(0.05)

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi project, statements concerning the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi project, statements relating to planned sale of the Mongolian Coal Division to Asia Gold, statements relating to expected production from the Nariin Sukhait coal project, statements relating to future, contingent payments for the sale of Savage River mine, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.